Exhibit 99.1

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

BIT MINING LIMITED

As of December 31, 2020 and June 30, 2021

and for the six months ended June 30, 2020 and 2021

BIT MINING LIMITED

CONTENTS

Pages

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2020 AND JUNE 30, 2021	1 – 2

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS FOR THE SIX MONTHS ENDED JUNE 30, 2020 AND 2021	3

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE SIX MONTHS ENDED JUNE 30, 2020 AND 2021	4 – 5

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE SIX MONTHS ENDED JUNE 30, 2020 AND 2021	6 – 7

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS	8 - 50

BIT MINING LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares)

		As of December	As of June	As of June
	Notes	31,2020	30,2021	30,2021
		RMB	RMB	US$
		Audited	Unaudited	Unaudited
ASSETS
Current assets:
Cash and cash equivalents		308,676	65,396	10,129
Restricted cash		3,829	284,656	44,088
Accounts receivables		—	20,943	3,244
Amounts due from related parties	16	368	808	125
Prepayments and other receivables, net	7	22,980	96,547	14,953
Cryptocurrency assets	6	—	410,792	63,624
Total current assets		335,853	879,142	136,163

Non-current assets:
Property and equipment, net	8	19,779	343,236	53,160
Intangible assets, net	9	2,398	377,367	58,447
Deposits		1,480	26,018	4,030
Long-term investments	5	99,972	64,030	9,917
Right-of-use assets	10	9,327	11,329	1,755
Goodwill	4	—	173,486	26,870
Other non-current assets		1,664	144,958	22,451
Total non-current assets		134,620	1,140,424	176,630

TOTAL ASSETS		470,473	2,019,566	312,793

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loans (including short-term loan of the consolidated VIEs without recourse to BIT Mining Limited of nil and RMB5,000 (US$774) as of December 31, 2020 and June 30, 2021, respectively)	11	—	136,299	21,110
Accounts payable (including accounts payable of the consolidated VIEs without recourse to BIT Mining Limited of nil and RMB5,855 (US$907) as of December 31, 2020 and June 30, 2021, respectively)		—	384,349	59,528
Cryptocurrency assets borrowings (including cryptocurrency assets borrowings of the consolidated VIEs without recourse to BIT Mining Limited of nil and nil as of December 31, 2020 and June 30, 2021, respectively)	13	—	38,508	5,964
Amounts due to related parties (including amounts due to related parties of the consolidated VIEs without recourse to BIT Mining Limited of nil and nil as of December 31, 2020 and June 30, 2021, respectively)	16	—	2,491	386
Accrued payroll and welfare payable (including accrued payroll and welfare payable of the consolidated VIEs without recourse to BIT Mining Limited of RMB12,288 and RMB1,192 (US$185) as of December 31, 2020 and June 30, 2021, respectively)		13,401	2,898	449
Operating lease liabilities – current (including operating lease liabilities – current of the consolidated VIEs without recourse to BIT Mining Limited of RMB3,710 and RMB4,006 (US$620) as of December 31, 2020 and June 30, 2021, respectively)	10	3,710	6,360	985
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to BIT Mining Limited of RMB 36,870 and RMB 70,190 (US$10,871) as of December 31, 2020 and June 30, 2021, respectively)	12	55,960	183,422	28,410
Income tax payable (including income tax payable of the consolidated VIEs without recourse to BIT Mining Limited of nil and RMB2,397 (US$371) as of December 31, 2020 and June 30, 2021, respectively)		549	5,695	882
Total current liabilities		73,620	760,022	117,714

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

BIT MINING LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares)

		As of December	As of June	As of June
	Notes	31,2020	30,2021	30,2021
		RMB	RMB	US$
		Audited	Unaudited	Unaudited
Non-current liabilities:
Long-term payables (including long-term payables of the consolidated VIEs without recourse to BIT Mining Limited of RMB526 and RMB406 (US$63) as of December 31, 2020 and June 30, 2021, respectively)		526	406	63
Operating lease liabilities - non-current (including operating lease liabilities - non-current of the consolidated VIEs without recourse to BIT Mining Limited of RMB5,807 and RMB4,374 (US$678) as of December 31, 2020 and June 30, 2021, respectively)	10	5,807	6,257	969
Total non-current liabilities		6,333	6,663	1,032

TOTAL LIABILITIES		79,953	766,685	118,746

Commitments and contingencies	17

Shareholders’ equity:
Class A ordinary shares, par value US$0.00005 per share, 700,000,000 and 1,599,935,000 shares authorized as of December 31,2020 and June 30, 2021, respectively; 430,127,692 and 604,330,240 shares issued and outstanding as of December 31, 2020 and June 30, 2021, respectively	19	151	207	32
Class A preference shares, par value US$0.00005 per share; nil and 65,000 shares authorized as of December 31, 2020 and June 30, 2021; nil and 65,000 shares issued and outstanding as of December 31, 2020 and June 30, 2021, respectively	19	—	—	—
Class B ordinary shares, par value US$0.00005 per share; 300,000,000 and 400,000,000 shares authorized as of December 31, 2020 and June 30, 2021, respectively; 99 shares issued and outstanding as of December 31, 2020 and June 30, 2021	19	—	—	—
Additional paid-in capital	19	2,602,883	3,428,963	531,079
Treasury shares		(143,780)	(143,780)	(22,269)
Accumulated other comprehensive income		128,441	139,227	21,564
Accumulated deficit and statutory reserve		(2,183,918)	(2,268,676)	(351,373)
Total BIT Mining Limited shareholders’ equity		403,777	1,155,941	179,033
Non-controlling interests		(13,257)	96,940	15,014
Total shareholders’ equity		390,520	1,252,881	194,047

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		470,473	2,019,566	312,793

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

BIT MINING LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share (or ADS) data)

		For the six months ended June 30,
	Notes	2020	2021	2021
		RMB	RMB	US$
		Unaudited	Unaudited	Unaudited
Revenue		6,712	2,893,478	448,143
Operating costs and expenses:
Cost of revenue		(8,600)	(2,818,901)	(436,592)
Sales and marketing		(8,040)	(5,909)	(915)
General and administrative		(65,249)	(68,501)	(10,609)
Service development		(17,216)	(9,164)	(1,419)
Total operating expenses		(99,105)	(2,902,475)	(449,535)
Other operating income		4,544	1,140	177
Government grant		341	121	19
Other operating expenses		(1,606)	(2,499)	(387)
Net loss on disposal of cryptocurrencies		—	(55,618)	(8,614)
Impairment of cryptocurrencies		—	(57,331)	(8,879)
Changes in fair value of derivative instrument		—	5,409	838
Operating loss from continuing operations		(89,114)	(117,775)	(18,238)
Other income, net		741	2,921	452
Interest income		4,945	636	99
Interest expense		—	(4,767)	(738)
Loss from equity method investments	5	(7,980)	(8,772)	(1,359)
Gain on previously held equity interest	4	—	36,142	5,598
Impairment of long-term investments	5	(33,706)	—	—
Gain from disposal of subsidiaries		—	1,227	190
Loss before income taxes		(125,114)	(90,388)	(13,996)
Income taxes benefits	14	3,653	—	—
Net loss		(121,461)	(90,388)	(13,996)
Less: Net income (loss) attributable to the non-controlling interests		1,685	(5,630)	(872)
Net loss attributable to BIT Mining Limited		(123,146)	(84,758)	(13,124)
Other comprehensive income (loss):
Share of other comprehensive income (loss) of an equity method investee		(1,973)	4,063	630
Reclassification into loss from equity method investments		—	846	131
Foreign currency translation gain		3,689	5,839	904
Other comprehensive income, net of tax		1,716	10,748	1,665
Comprehensive loss		(119,745)	(79,640)	(12,331)
Less: Comprehensive income (loss) attributable to non-controlling interests		1,685	(5,668)	(878)
Comprehensive loss attributable to BIT Mining Limited		(121,430)	(73,972)	(11,453)

Losses per share for Class A and Class B ordinary shares outstanding-Basic and Diluted:	18
Net loss		(0.29)	(0.16)	(0.02)
Losses per American Depositary Share (“ADS”) (1 ADS represents 10 Class A ordinary shares)-Basic and Diluted	18
Net loss		(2.86)	(1.56)	(0.24)
Weighted average number of Class A and Class B ordinary shares outstanding:	18
Basic		430,005,930	542,881,582	542,881,582
Diluted		430,005,930	542,881,582	542,881,582

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

BIT MINING LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”))

	For the six months ended June 30,
	2020	2021	2021
	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited
Cash flow from operating activities
Net loss	(121,461)	(90,388)	(13,996)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization of right-of-use assets	12,446	2,690	417
Depreciation of property and equipment	14,146	41,129	6,370
Amortization of intangible assets	1,160	8,832	1,368
Deferred tax benefit	(3,657)	—	—
Share-based compensation	23,752	399	62
Loss from equity method investments	7,980	8,772	1,359
Losses on disposal of property and equipment	745	—	—
Impairment of long-term investments	33,706	—	—
Gain on previously held equity interest	—	(36,142)	(5,598)
Net loss on disposal of cryptocurrencies	—	55,618	8,614
Impairment of cryptocurrency assets	—	57,331	8,879
Changes in fair value of derivative instrument	—	(5,409)	(838)
Gain from disposal of subsidiaries	—	(1,227)	(190)
Changes in operating assets and liabilities:
Accounts receivable	—	(1,389)	(215)
Prepayments and other receivables	3,332	(11,293)	(1,749)
Cryptocurrency assets	—	(159,414)	(24,690)
Other non-current assets	329	424	66
Accounts payable	—	70,377	10,900
Operating lease liabilities	(10,446)	(1,696)	(263)
Accrued expenses and other current liabilities	2,286	(33,898)	(5,250)
Accrued payroll and welfare payable	(3,786)	(10,980)	(1,701)
Long-term payables	(293)	—	—
Net cash used in operating activities	(39,761)	(106,264)	(16,455)

Cash flows from investing activities
Acquisition of property and equipment	(566)	(163,936)	(25,390)
Acquisition of long-term investments	(14,849)	—	—
Cash paid for short-term investments	(80,000)	—	—
Cash received from return of time deposits	24,000	—	—
Cash received from return of short-term investments	30,000	—	—
Cash received from return of long-term investments	—	3,528	546
Cash received from disposal of cryptocurrency assets	—	10,435	1,616
Proceeds from disposal of long-term investments	—	2,726	422
Cash paid for business combination, net of cash received	—	(42,367)	(6,562)
Cash paid for additional interest acquired for Loto Interactive	—	(21,820)	(3,379)
Repayment of loans provided to a related party	10,000	—	—
Repayment of loans provided to third parties	2,309	—	—
Net cash used in investing activities	(29,106)	(211,434)	(32,747)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

BIT MINING LIMITED

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”))

	For the six months ended June 30,
	2020	2021	2021
	RMB	RMB	US$

Cash flows from financing activities
Proceeds from the exercise of share-based awards	28	16,452	2,548
Proceeds from short-term bank borrowings	—	303,259	46,969
Repayment of short-term bank borrowings	—	(42,757)	(6,622)
Proceeds from issuance of ordinary shares for private placement	—	74,636	11,560
Net cash provided by financing activities	28	351,590	54,455
Effect of exchange rate changes on cash, cash equivalents and restricted cash	3,188	3,655	570
Net decrease (increase) in cash, cash equivalents and restricted cash	(65,651)	37,547	5,823
Cash, cash equivalents and restricted cash at beginning of the period	365,796	312,505	48,394
Cash, cash equivalents and restricted cash at end of the period	300,145	350,052	54,217

Supplemental disclosures of cash flow information:
Income tax paid	—	—	—
Interest paid	—	(1,617)	(250)
Supplemental disclosures of non-cash investing and financing activities:
Payment of expense and non-current assets in the form of cryptocurrencies	—	4,440	688
Proceeds from issuance of ordinary shares for private placement in the form of cryptocurrencies	—	124,607	19,299
Collateral rendered to lender in the form of cryptocurrencies	—	122,412	18,959
Repayment of third party borrowings in the form of cryptocurrencies	—	121,152	18,764
Repayment of deposit in the form of cryptocurrencies	—	42,548	6,590
Issuance of ordinary shares in connection with business combination	—	615,860	95,385

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

BIT MINING LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”) except for number of shares)

	Number of	Number of	Number of					Accumulated	Accumulated
	Class A	Class A	Class B			Additional		other	deficit and		Total
	ordinary	preference	ordinary	Ordinary	Preference	paid-in	Treasury	comprehensive	statutory	Non-controlling	shareholders’
	shares	shares	shares	shares	shares	capital	shares	income	reserve	interests	equity

Balance as of December 31, 2019	420,001,792	—	10,000,099	151	—	2,547,293	(143,780)	141,484	(1,960,692)	(15,387)	569,069

Net loss	—	—	—	—	—	—	—	—	(123,146)	1,685	(121,461)
Foreign currency translation loss	—	—	—	—	—	—	—	3,689	—	—	3,689
Share of other comprehensive loss of an equity method investee	—	—	—	—	—	—	—	(1,973)	—	—	(1,973)
Conversion of Class B to Class A ordinary shares	10,000,000	—	(10,000,000)	—	—	—	—	—	—	—	—
Issuance of ordinary shares from exercise of share-based awards	13,000	—	—	—	—	19	—	—	—	—	19
Share-based compensation	—	—	—	—	—	23,752	—	—	—	—	23,752
Balance as of June 30, 2020	430,014,792	—	99	151	—	2,571,064	(143,780)	143,200	(2,083,838)	(13,702)	473,095

BIT MINING LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”) except for number of shares)

	Number of	Number of	Number of					Accumulated	Accumulated
	Class A	Class A	Class B			Additional		other	deficit and		Total
	ordinary	preference	ordinary	Ordinary	Preference	paid-in	Treasury	comprehensive	statutory	Non-controlling	shareholders’
	shares	shares	shares	shares	shares	capital	shares	income	reserve	interests	equity
Balance as of December 31, 2020	430,127,692	—	99	151	—	2,602,883	(143,780)	128,441	(2,183,918)	(13,257)	390,520
Acquisition of Loto Interactive	—	—	—	—	—	(6,075)	—	—	—	115,865	109,790
Net loss	—	—	—	—	—	—	—	—	(84,758)	(5,630)	(90,388)
Foreign currency translation loss	—	—	—	—	—	—	—	5,877	—	(38)	5,839
Share of other comprehensive loss of an equity method investee	—	—	—	—	—	—	—	4,063	—	—	4,063
Reclassification into loss from equity method investments	—	—	—	—	—	—	—	846	—	—	846
Issuance of ordinary shares for private placement	85,572,963	65,000	—	28	—	199,636	—	—	—	—	199,664
Issuance of ordinary shares for business combinations	56,236,295	—	—	17	—	615,843	—	—	—	—	615,860
Issuance of ordinary shares from exercise of share-based awards	32,393,290	—	—	11	—	16,277	—	—	—	—	16,288
Share-based compensation	—	—	—	—	—	399	—	—	—	—	399
Balance as of June 30, 2021	604,330,240	65,000	99	207	—	3,428,963	(143,780)	139,227	(2,268,676)	96,940	1,252,881
Balance as of June 30, 2021, in US$				32	—	531,079	(22,269)	21,564	(351,373)	15,014	194,047

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

BIT MINING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

1.    ORGANIZATION

BIT Mining Limited (formerly, 500.com Limited, the “Company”) was incorporated under the laws of the Cayman Islands on April 20, 2007 under the original name of “Fine Success Limited”, which was changed to “500wan.com” on May 9, 2011, changed to “500.com Limited” on October 9, 2013. The Company changed to the new English name of “BIT Mining Limited” and the new ticker symbol “BTCM” effective April 20, 2021.

The Company announced the entry into the cryptocurrency industry in December 2020. As of June 30, 2021, the Company has completed the transformation of its business and become an enterprise that primarily provides cryptocurrency mining, data center operation and mining pool services.

The Company continually monitors the reportable segments for changes in facts and circumstances to determine whether changes in the identification or aggregation of operating segments are necessary. Due to the transformation into cryptocurrency industry, in the first quarter of 2021, the Company updated the reportable segments. Consequently, the segment disclosures in this filing have been recast to reflect these changes and therefore differ from prior filings. See Note 21 Segment Information for additional details.

On March 31, 2021, the Company completed the subscription for shares of Loto Interactive (as defined below), which primarily engages in the data center operation business. The Company’s ownership of Loto Interactive thereby increased to 54.2% and Loto Interactive became a subsidiary of the Company. As a result, the Company began to consolidate Loto Interactive on March 31, 2021. On June 18, 2021, the Company completed the unconditional mandatory cash offers and its ownership of Loto Interactive thereby increased to 59.79%.

On April 15, 2021, the Company completed the acquisition of the entire mining pool business of Blockchain Technologies Holding Company operated under BTC.com, including the domain name BTC.com and the cryptocurrency wallet of BTC.com.

As of June 30, 2021, the Company has subsidiaries incorporated in countries and jurisdictions including the People’s Republic of China (“PRC”), British Virgin Islands, Hong Kong, the United States of America (“USA”), Malta, Cyprus, Curacao and the Company also effectively controlled a number of variable interest entities (“VIEs”), through the Primary Beneficiaries, as defined below. The accompanying unaudited interim condensed consolidated financial statements include the financial statements of the Company, its subsidiaries, VIEs and VIEs’ subsidiaries.

The Company has previously conducted the lottery business in China through a series of contractual arrangements with Shenzhen Youlanguang Science and Technology Co., Ltd., Shenzhen E-Sun Network Co., Ltd., and Shenzhen Guangtiandi Science and Technology Co., Ltd. (collectively, the “lottery business related VIEs”), and their respective shareholders. On July 23, 2021, the Company announced its decision to dispose of its Chinese lottery related business and the Company terminated all of its lottery business-related VIE contracts. The lottery business-related VIE subsidiaries will be deconsolidated and their financial results will no longer be included in the consolidated financial statements in the third quarter of 2021 as a result of eliminating the VIE structure.

BIT MINING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

1.    ORGANIZATION (continued)

As of June 30, 2021, the Company’s major subsidiaries, VIEs and VIEs’ subsidiaries are listed below:

			Percentage of
	Date of	Place of	ownership by
Entity	establishment	establishment	the Company	Principal activities

Subsidiaries
Fine Brand Limited (“BVI”)	February 9, 2011	British Virgin Islands	100%	Investment Holding
BT Mining Limited ("BT Mining")	April 19, 2021	Cayman Islands	100%	Investment Holding
500wan HK Limited (“500wan HK”)	March 8, 2011	Hong Kong	100%	Investment Holding
500.com USA Corporation (“500.com USA”)	July 21, 2014	USA	100%	Investment Holding
E-Sun Sky Computer (Shenzhen) Co., Ltd. (“E-Sun Sky Computer”)	June 18, 2007	PRC	100%	Technology service
Star Light Inc. (“Star Light”)	January 29, 2021	Cayman Islands	100%	Investment Holding
Skill Esport Limited(“ Skill Esport”)	May 23, 2018	Hong Kong	100%	Cryptocurrency mining
Chongqing Yusheng Information Technology Limited (“Chongqing Yusheng”)	June 5, 2018	PRC	100%	Technology service
Blockchain Alliance Technologies Limited (“Blockchain Alliance Technologies”)	March 11, 2020	British Virgin Islands	100%	Investment Holding
Blockchain Alliance HK Limited (“Blockchain Alliance HK”)	April 9, 2020	Hong Kong	100%	Mining pool
Beijing Guixinyanghang Technology Limited (“Guixinyanghang”)	June 12, 2020	PRC	100%	Technology service
The Multi Group Ltd (“The Multi Group” or “TMG”)	June 26, 2015	Malta	100%	Investment Holding
Multi Warehouse Ltd******	December 3, 2014	Malta	93%	Online Gaming
Multi Brand Gaming Ltd******	October 3, 2014	Malta	93%	Online Gaming
Multilotto UK Ltd******	September1, 2016	Malta	93%	Online Gaming
Lotto Warehouse Ltd******	September1, 2016	Malta	93%	Online Gaming
Wasp Media Ltd******	August 12, 2016	Malta	93%	Online Gaming
Round Spot Services Ltd******	May 6, 2015	Cyprus	93%	Online Gaming
Multi Pay N.V.******	August 25, 2011	Curacao	93%	Online Gaming
Oddson Europe Ltd******	January10, 2018	Malta	93%	Online Gaming
Loto Interactive Limited (“Loto Interactive”)	November 26, 1998	Cayman Islands	59.79%	Investment holding
Brighten Express Limited*******	April 1, 2016	Hong Kong	59.79%	Investment holding
Rising Move International Limited*******	July 25, 2007	BVI	59.79%	Investment holding
Interactive Lab Limited*******	July 8, 2015	BVI	59.79%	Technology Service
Precious Success Holdings Limited*******	July 10, 2007	BVI	30.49%	Investment holding
PAL Development Limited*******	August 17, 2006	Hong Kong	30.49%	Investment holding
Global Score Asia Limited*******	April 18, 2005	BVI	59.79%	Investment holding
Trade Express Services Inc. *******	November 3, 2003	BVI	59.79%	Investment holding
Rise Accord Holdings Limited*******	April 30, 2013	BVI	59.79%	Investment holding
China Excellent Net Technology Investment Limited*******	July 2, 2009	Hong Kong	56.80%	Investment holding
Hong Kong Interactive Lab Limited*******	March 23, 2018	Hong Kong	59.79%	Technology Service
Virtual Asset Ratings Limited*******	July 26, 2018	BVI	30.49%	Technology Service
Loto Interactive Information Technology (Shenzhen) Limited*******	December14, 2017	PRC	59.79%	Investment holding
Shenzhen Lewanwuxian Information Technology Co., Ltd. *******	February 5, 2018	PRC	30.49%	Online Gaming
Interactive Medical Lab Limited*******	March 21, 2019	BVI	59.79%	Investment holding
Interactive Medical Lab Corporation	April 25, 2019	Delaware	59.79%	Investment holding
Might Winner Limited*******	August 9, 2019	Hong Kong	59.79%	Investment holding
H.K CB. Cute Technology Co., Limited*******	February 24, 2012	Hong Kong	59.79%	Investment holding
Shenzhen Quanjing Financial Leasing Co., Ltd *******	May 12, 2016	PRC	59.79%	Investment holding

VIEs
Shenzhen E-Sun Network Co., Ltd. (“E-Sun Network”)	December 7, 1999	PRC	—	Online Lottery Service
Shenzhen Youlanguang Science and Technology Co., Ltd. (“Youlanguang Technology”)	December 16, 2008	PRC	—	Online Lottery Service
Shenzhen Guangtiandi Science and Technology Co., Ltd. (“Guangtiandi Technology”)	December 16, 2008	PRC	—	Online Lottery Service
Zhejiang Keyinghuancai InformationTechnology Co., Ltd. (“Zhejiang Keyinghuancai”)	March 29, 2018	PRC	—	Online games Service

Subsidiaries of the VIEs
Shenzhen E-Sun Sky Network Technology Co., Ltd. (“E-Sun Sky Network”) *	May 22, 2006	PRC	—	Online Lottery Service
Hainan Jingli Network Technology Co., Ltd. (“Hainan Jingli”) **	May 3, 2018	PRC	—	Software Service
Shenzhen Yicai Network Technology Co., Ltd. (“Shenzhen Yicai”) ***	July 21, 2015	PRC	—	Online Lottery Service
Shenzhen Kaisheng Jinfu Enterprise Management Co., Ltd. (“Shenzhen Kaisheng”) ****	June 24, 2016	PRC	—	Online Spot Commodity Trading Services
Ganzi Changhe Hydropower Consumption Service Co., Ltd******	April 25, 2019	PRC	—	Data Analysis and Storage Service
Sichuan Lecaiyuntian Internet Technology Co., Ltd ******	February 21, 2019	PRC	—	Data Analysis and Storage Service
Chengdu Keying Interactive Information Technology Limited******	January 10, 2019	PRC	—	Data Analysis and Storage Service
Chengdu Yilaike Technology Co., Ltd. (“Chengdu Yilaike”) ******	December 1,2017	PRC	—	Data Analysis and Storage Service

BIT MINING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

1.    ORGANIZATION (continued)

*    A subsidiary of E-Sun Network

**    A subsidiary of E-Sun Sky Network

***    A subsidiary of Youlanguang Technology

****    A subsidiary of Guangtiandi Technology

******    A subsidiary of the Multi Group

******* A subsidiary of Loto Interactive

******** A subsidiary of Zhejiang Keyinghuancai

The Company, its subsidiaries, VIEs and VIEs’ subsidiaries are hereinafter collectively referred to as the “Group”.

Information on Variable Interest Entities (“VIEs”)

The Company has previously conducted its lottery business in China through a series of contractual arrangements with Shenzhen Youlanguang Science and Technology Co., Ltd., Shenzhen E-Sun Network Co., Ltd., and Shenzhen Guangtiandi Science and Technology Co., Ltd. (collectively, the “lottery businessrelated VIEs”), and their respective shareholders. Since March 31, 2021, the Company also consolidated the financial results of Zhejiang Keying Huancai Information Technology Co., Ltd. (“Zhejiang Keying”), a VIE primarily engaged in the provision of data analysis and storage services in connection with the Company’s pre-existing cryptocurrency mining operations in China, through its contractual arrangement with Loto Interactive Information Technology (Shenzhen) Co., Ltd. (“Loto Shenzhen”), which is indirectly controlled by the Company after the completion of the acquisition of the majority interest of Loto Interactive Limited on March 31,2021.

On July 23, 2021, the Company announced the decision to dispose of the VIE structures in China, and on August 3, 2021 the Group has terminated all of the VIE structures with the lottery-related affiliated entities and Zhejiang Keying. The Group is in the process of completing the transfer of equity interests of Zhejiang Keying to Loto Shenzhen. The lottery-related affiliated entities have been deconsolidated and their financial results will no longer be included in the condensed consolidated financial statements for the third quarter of 2021 following the termination of the VIE structures.

BIT MINING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

1.ORGANIZATION (continued)

Information on Variable Interest Entities (“VIEs”) (continued)

The carrying amounts of the assets, liabilities, the results of operations and cash flows of all of these VIEs included in the accompanying unaudited interim condensed consolidated balance sheets, statements of comprehensive loss and statements of cash flows are as follows:

	As of	As of	As of
	December 31,	June 30,	June 30,
	2020	2021	2021
	RMB	RMB	US$
ASSETS	Audited	Unaudited	Unaudited
Current assets:
Cash and cash equivalents	194,510	13,656	2,115
Restricted cash	1,242	1,250	194
Accounts receivables	—	20,138	3,119
Amounts due from intergroup companies	936	18,253	2,827
Amounts due from a related party	368	—	—
Prepayments and other current assets, net	12,781	66,712	10,332

Total current assets	209,837	120,009	18,587

Non-current assets:
Property and equipment, net	15,181	124,928	19,349
Intangible assets, net	1,229	1,011	157
Deposits	424	423	66
Long-term investments	35,192	32,370	5,013
Right-of-use assets	9,327	7,605	1,178
Other non-current assets	1,665	6,763	1,047

Total non-current assets	63,018	173,100	26,810

TOTAL ASSETS	272,855	293,109	45,397

LIABILITIES
Current liabilities:
Short-term borrowings	—	5,000	774
Accounts payable	—	5,855	907
Amounts due to intergroup companies	374,379	443,116	68,630
Accrued payroll and welfare payable	12,288	1,192	185
Accrued expenses and other current liabilities	36,870	70,190	10,871
Operating lease liabilities - current	3,710	4,006	620
Income tax payable	—	2,397	371

Total current liabilities	427,247	531,756	82,358

Non-current liabilities:
Long-term payables	526	406	63
Operating lease liabilities - non-current	5,807	4,374	678
Total non-current liabilities	6,333	4,780	741

TOTAL LIABILITIES	433,580	536,536	83,099

BIT MINING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

1.ORGANIZATION (continued)

Information on Variable Interest Entities (“VIEs”) (continued)

	For the six months ended June 30,
	2020	2021	2021
	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited
Revenues	693	79,176	12,263
Net loss	(28,440)	(15,457)	(2,394)

	For the six months ended June 30,
	2020	2021	2021
	RMB	RMB	US$
Net cash used in operating activities	(29,426)	(9,181)	(1,422)
Net cash provided by (used in) investing activities	(35,842)	1,350	209
Net cash provided by financing activities	27,347	(173,925)	(26,938)

There was no pledge or collateralization of the VIEs’ assets. Creditors of the VIEs have no recourse to the general credit of the Company, which is the primary beneficiary of the VIEs. In addition, the Company has provided a loan of US$27,987 in financial support to its VIEs, E-Sun Sky Network, as of June 30, 2021.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and use of estimates

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”) and the rules and regulations of the United States Securities and Exchange Commission, and should be read in conjunction with the audited consolidated financial statements and notes thereto contained in the Company’s most recent Consolidated Annual Financial Statements filed with the SEC on Form 20-F.

The accompanying unaudited interim condensed consolidated financial statements do not include all of the information and footnotes required by U.S. GAAP for the consolidated financial statements. Certain information and note disclosures normally included in the Group’s annual consolidated financial statements prepared in accordance with U.S. GAAP have been condensed or omitted consistent with such rules and regulations. The unaudited interim condensed consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments necessary for the fair statement of the Group’s financial position as of June 30, 2021 and results of operation and cash flows for the six months ended June 30, 2020 and 2021. Results for the six months ended June 30, 2021 are not necessarily indicative of the results expected for the full fiscal year or for any future period.

The preparation of condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Significant estimates and assumptions reflected in the Group’s unaudited interim condensed consolidated financial statements include, but are not limited to, revenue recognition, allowance for doubtful accounts, useful lives of property and equipment, impairment of long-lived assets, long-term investments and goodwill, the valuation of cryptocurrencies, realization of deferred tax assets, uncertain income tax positions and share-based compensation. Actual results could materially differ from those estimates.

BIT MINING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Principles of consolidation

The unaudited interim condensed consolidated financial statements of the Group include the financial statements of the Company, its subsidiaries, its VIEs  and the VIEs’ subsidiaries in which it has a controlling financial interest. The results of the subsidiaries are consolidated from the date on which the Group obtained control and continue to be consolidated until the date that such control ceases. A controlling financial interest is typically determined when a company holds a majority of the voting equity interest in an entity. Furthermore, if the Company demonstrates that it has ability to control the VIEs through its rights to all the residual benefits of the VIEs and its obligation to fund losses of the VIEs then the entity is consolidated. All significant intercompany balances and transactions among the Company, its subsidiaries, its VIEs and the VIEs’ subsidiaries have been eliminated on consolidation.

Convenience translation

Translations of amounts from RMB into US$ for the convenience of the reader were calculated at the noon buying rate of US$1.00 to RMB6.4566 on June 30, 2021 in the city of New York for wire transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

Foreign currency translation

The functional currency of the Company, BVI, 500wan HK, 500.com USA, Blockchain Alliance Technologies, Blockchain Alliance HK, Start Light and Skill Esport is the US$. The functional currency of the Multi Group and its subsidiaries is EUR. The functional currency of Loto Interactive with its subsidiaries is HKD. E-Sun Sky Computer with its VIEs, Chongqingyusheng and Guixinyanghang determined their functional currency to be the RMB, which are their respective local currencies based on the criteria of ASC 830, “Foreign Currency Matters”. The Group uses the monthly average exchange rate for the year and the spot exchange rate at the balance sheet date to translate the operating results and financial position, respectively. Translation differences are recorded in accumulated other comprehensive income as a component of shareholders’ equity. The Group uses the RMB as its reporting currency.

Transactions denominated in foreign currencies are re-measured into the functional currency at the exchange rates prevailing on the transaction dates. Exchange gains and losses resulting from foreign currency transactions are included in the unaudited interim condensed consolidated statements of comprehensive loss.

Business combinations and non-controlling interests

The Group accounts for its business combinations using the purchase method of accounting in accordance with ASC 805 (“ASC 805”), “Business Combinations”. The purchase method of accounting requires that the consideration transferred to be allocated to the assets, including separately identifiable assets and liabilities the Group acquired, based on their estimated fair values. The consideration transferred in an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total of cost of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over, (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in earnings.

BIT MINING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Business combinations and non-controlling interests (continued)

The determination and allocation of fair values to the identifiable assets acquired, liabilities assumed and non-controlling interests is based on various assumptions and valuation methodologies requiring considerable judgment from management. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. The Group determines discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of assets, forecasted life cycle and forecasted cash flows over that period.

For the Company’s majority-owned subsidiaries and VIEs, non-controlling interests are recognized to reflect the portion of their equity which is not attributable, directly or indirectly, to the Group. “Net loss” on the unaudited interim condensed consolidated statements of comprehensive loss include the “net loss attributable to non-controlling interests”. The cumulative results of operations attributable to non-controlling interests are also recorded as non-controlling interests in the Group’s unaudited interim condensed consolidated balance sheets.

Cryptocurrency assets

Cryptocurrency assets, are included in current assets in the accompanying unaudited interim condensed consolidated balance sheets. Cryptocurrency assets generated from the cryptocurrency mining business and the mining pool business are accounted for in connection with the Group’s revenue recognition policy disclosed below.

Cryptocurrencies held are accounted for as intangible assets with indefinite useful lives. An intangible asset with an indefinite useful life is not amortized but assessed for impairment quarterly, or more frequently, when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. Impairment exists when the carrying amount exceeds its fair value, which is measured using the quoted price of the cryptocurrency at the time its fair value is being measured. In testing for impairment, the Group has the option to first perform a qualitative assessment to determine whether it is more likely than not that an impairment exists. If it is determined that it is not more likely than not that an impairment exists, a quantitative impairment test is not necessary. If the Group concludes otherwise, it is required to perform a quantitative impairment test. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted. For the six months ended June 30, 2021, RMB57,331 (US$8,879) of impairment loss was recorded.

Cryptocurrencies generated from the cryptocurrency mining business and the mining pool business as well as the cryptocurrencies distributed to mining pool participants are included within operating activities in the accompanying unaudited interim condensed consolidated statements of cash flows. The sales of cryptocurrencies are included within investing activities in the accompanying unaudited interim condensed consolidated statements of cash flows and any realized gains or losses from such sales are included in gain or loss of disposal of cryptocurrencies in the unaudited interim condensed consolidated statements of comprehensive loss. The Group accounts for its gains or losses in accordance with the first-in-first-out (FIFO) method of accounting.

BIT MINING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Intangible assets

Intangible assets represent computer software, internet domain name, licensing agreement, and intangible assets arising from business combination. Computer software, internet domain name and licensing agreement purchased from third parties are initially recorded at cost and amortized on a straight-line basis over their estimated useful lives of the respective assets. The Group performs valuation of the intangible assets arising from business combination to determine the relative fair value to be assigned to each asset acquired. The acquired intangible assets are recognized and measured at fair value and are expensed or amortized using the straight-line approach over the estimated useful life of the assets. Estimated useful lives of the respective assets are set out as follows:

Category	Estimated Useful Life

Computer software	3-10 years
Internet domain name	10 years
Licensing agreement	Agreement term
Intangible assets arising from business combination
Licenses and brand name	10 years
Mobile applications and software	5 years
Internet domain name and brand name	10 years

Goodwill

The Group assesses goodwill for impairment in accordance with ASC 350-20 (“ASC 350-20”), “Intangibles–Goodwill and Other: Goodwill”, which requires that goodwill to be tested for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events, as defined by ASC 350-20.

Prior to the early adoption of ASU 2017-04, “Simplifying the Test for Goodwill Impairment”, on January 1, 2019, the Group has the option to first assess qualitative factors to determine whether it is necessary to perform the two-step test in accordance with ASC 350-20. If the Group believes, as a result of the qualitative assessment, that it is more-likely-than-not that the fair value of the reporting unit is less than its carrying amount, the two-step quantitative impairment test described above is required. Otherwise, no further testing is required. In the qualitative assessment, the Group considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. In performing the two-step quantitative impairment test, the first step compares the carrying amount of the reporting unit to the fair value of the reporting unit based on either quoted market prices of the ordinary shares or estimated fair value using a combination of the income approach and the market approach. If the fair value of the reporting unit exceeds the carrying value of the reporting unit, goodwill is not impaired and the Group is not required to perform further testing. If the carrying value of the reporting unit exceeds the fair value of the reporting unit, then the Group must perform the second step of the impairment test in order to determine the implied fair value of the reporting unit’s goodwill. The fair value of the reporting unit is allocated to its assets and liabilities in a manner similar to a purchase price allocation in order to determine the implied fair value of the reporting unit goodwill. If the carrying amount of the goodwill is greater than its implied fair value, the excess is recognized as an impairment loss.

In January 2017, the FASB issued Accounting Standards Update No. 2017-04(“ASU 2017-04”), “Intangibles – Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment.” ASU 2017-04 eliminates the requirement to calculate the implied fair value of goodwill to measure a goodwill impairment charge. Instead, entities will record an impairment charge based on the excess of a reporting unit’s carrying amount over its fair value. The Group early adopted the ASU 2017-04 on January 1,2019.

As of June 30, 2021, no impairment of goodwill was recognized.

BIT MINING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of long-lived assets other than goodwill

The Group evaluates its long-lived assets or asset group, including property and equipment, intangible assets and right-of-use assets, with finite lives for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of a group of long-lived assets may not be fully recoverable. When these events occur, the Group evaluates the impairment by comparing the carrying amount of the assets to future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group recognizes an impairment loss based on the excess of the carrying amount of the asset group over its fair value. As of June 30, 2021, no impairment of long-lived assets other than goodwill was recognized.

Cryptocurrency asset borrowings

In April 2021, the Group borrows cryptocurrency assets from a third party on an unsecured basis in connection with acquisition of the entire mining pool business of Blockchain Technologies Holding Company operated under BTC.com. The borrowing is interest-free and due in three months. Balance of the borrowing is recorded in cryptocurrency asset borrowings in the accompanying unaudited interim condensed consolidated balance sheets.

The borrowings are accounted for as hybrid instruments, with a liability host contract that contains an embedded derivative based on the changes in the fair value of the underlying cryptocurrency asset. The host contract is not accounted for as a debt instrument because it is not a financial liability, is carried at the fair value of the assets acquired and reported in cryptocurrency asset borrowings in the unaudited interim condensed consolidated balance sheets. The embedded derivative is accounted for at fair value, with changes in fair value recognized as changes in fair value of derivative instrument in the unaudited interim condensed consolidated statements of comprehensive loss. The embedded derivatives are included in crypto asset borrowings in the unaudited interim condensed consolidated balance sheets.

Derivative contracts

As a result of the Group entering into transactions to borrow cryptocurrencies, an embedded derivative is recognized relating to the differences between the cost of the cryptocurrencies borrowed on the contract effective date and the fair value of the cryptocurrencies that will ultimately be repaid, based on changes in the spot price of the cryptocurrencies over the term of the borrowing.

The Group measures the fair value of the cryptocurrencies by taking the quoted prices from price aggregator websites, which the Group considers to be a Level 2 fair value input under ASC 820 “Fair Value Measurements and Disclosures”.

BIT MINING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair value measurements

Financial instruments primarily include cash and cash equivalents, restricted cash, accounts receivables, other receivables, equity security without readily determinable fair values, equity method investments, short-term loans, accounts payable, cryptocurrency assets borrowings and accrued expense and other current liabilities. The Group carries the investment under the measurement alternative method and equity method on other-than-temporary basis. The Group measures the fair value of its crypro asset borrowings by taking the quoted prices from price aggregator websites, which the Group considers to be a Level 2 fair value input under ASC 820 “Fair Value Measurements and disclosures”. Contingent consideration related to the acquisition of Blockchain Alliance Technologies is included in accrued expenses and other current liabilities in the unaudited interim condensed consolidated balance sheets, the fair value of which was based on the number of shares of ordinary shares that were expected to be issued and the fair value of the ordinary shares of the Company. The carrying values of other financial instruments, approximate their fair values due to their short-term maturities.

The Group’s non-financial assets, including cryptocurrency assets, intangible assets, goodwill and property and equipment are measured at fair value when an impairment charge is recognized. Fair value of cryptocurrencies is based on quoted prices in active markets.

The Group applies ASC 820 (“ASC 820”), “Fair Value Measurements and Disclosures”. ASC 820 defines fair value, establishes a framework for measuring fair value and requires disclosures to be provided on fair value measurement.

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1—   Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2—   Include other inputs that are directly or indirectly observable in the marketplace.

Level 3—   Unobservable inputs which are supported by little or no market activity.

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach, and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Revenue recognition

The Group’s revenues were derived principally from cryptocurrency mining, data center services, mining pool services, online gaming services, sports information services, and online spot commodity trading services. The Group adopted ASC Topic 606 “Revenue from Contracts with Customers” (“ASC 606”), from January 1, 2018, using the modified retrospective method.

Revenue is recognized when control of promised goods or services is transferred to the Group’s customers in an amount of consideration to which the Group expects to be entitled to in exchange for those goods or services. The Group follows the five steps approach for revenue recognition under Topic 606: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the Group satisfies a performance obligation.

BIT MINING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition (continued)

The primary sources of the Group’s revenues are as follows:

Cryptocurrency mining

The Group has entered into a cryptocurrency mining pool by executing contracts with the mining pool operators to provide computing power to the mining pool. The contracts are terminable at any time by either party and the Group’s enforceable right to compensation only begins when the Group provides computing power to the mining pool operator. In exchange for providing computing power, the Group is entitled to a fractional share of the cryptocurrency award the mining pool operator receives (less cryptocurrency transaction fees to the mining pool operator which are recorded net with revenues), for successfully adding a block to the blockchain. The Group’s fractional share is based on the proportion of computing power the Group contributed to the mining pool operator to the total computing power contributed by all mining pool participants in solving the current algorithm. Providing computing power in cryptocurrency transaction verification services is an output of the Group’s ordinary activities. The provision of computing power is the only performance obligation in the Group’s contracts with third party pool operators. The transaction consideration the Group receives, if any, is noncash consideration, which the Group measures at fair value when earned, which is not materially different than the fair value at contract inception. The consideration is all variable. Because it is not probable that a significant reversal of cumulative revenue will not occur, the consideration is constrained until the Group successfully places a block (by being the first to solve an algorithm) and the Group receives confirmation of the consideration it will receive, at which time revenue is recognized. There is no significant financing component in these transactions.

Fair value of the cryptocurrency award received is determined using the quoted price of the related cryptocurrency when earned.

Data center services

The Group provides data center services such as providing its customers with rack space, power and equipment, and cloud services such as virtual services, virtual storage, and data backup services, generally based on monthly services provided at a defined price included in the contracts. The performance obligations are the services provided to a customer for the month based on the contract. The transaction price is the price agreed with the customer for the monthly services provided and the revenues are recognized monthly based on the services rendered for the month.

In May and June 2021, the Group has announced that it has entered into several term sheets to invest in cryptocurrency mining data centers internationally. On June 21, 2021, the Group announced that two big data centers held by Loto Interactive have suspended their operations according to the written notice from State Grid Sichuan Ganzi Electric Power Co., Ltd.

BIT MINING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Mining pool services

The Group operates its mining pool, BTC.com, to enable providers of computing power (“pool participants”) to participate in crypto-mining activities in an efficient manner in the blockchain network, in exchange for a fee (“pool operator fee”) for its coordination efforts as the pool operator. The Group receives all the mining rewards, and then allocates mining rewards to each pool participant net of the pool operator fees based on the sharing mechanism predetermined. The mining rewards include the block rewards and the transaction verification fees related to the transactions included in the block.

The Group recognizes the mining pool revenue on a gross basis. It coordinates all the computing power within the mining pool, delivers such aggregated computing power to the blockchain network, collects centrally all mining rewards and distributes them in accordance with the predetermined sharing mechanisms. The Group has control over the pool participants’ computing power. Although the pool participants can enter and exit the pool at will and deploy whatever qualifying types of mining machines, during the mining process, the Group dictates the tasks and the participants’ mining machines merely follow the allocation prescribed by the Group. As a result, the Group is primarily responsible for fulfilling the promise to provide the specified service. Further, under existing sharing mechanisms, the Group is exposed to the risk that actual block rewards may differ from expected rewards, therefore, bears the inventory risk before the specified service has been transferred to a customer. The Group provides mining pool services under BTC.com which the Group started to consolidate on April 15, 2021.

There is currently no specific definitive guidance under GAAP or alternative accounting framework for the accounting for cryptocurrencies recognized as revenue or held, and management has exercised significant judgment in determining the appropriate accounting treatment. In the event authoritative guidance is enacted by the FASB, the Group may be required to change its policies, which could have an effect on the Group’s unaudited interim condensed consolidated financial position and results from operations.

Sports information services

The Group offers a comprehensive sports information portal via a designated mobile application, which covers (i) real time soccer match information; and (ii) data-driven soccer match predictions generated by proprietary analysis engine. Users can also post free or pay-per-view contents such as proprietary observations and analyses on the sports information portal. The users pay for each information and data subscription at a fixed price, and the Group pays the original information providers a fixed percentage of total purchase amount if the information is produced by third parties. Revenue is recognized when users have access to the pay-per-view contents or on an average amortization basis according to subscription terms. The Group records the revenue on a net basis for information provided by third parties, because the Group is not the primary obligor to provide the information, but acts as an agent in providing such purchase services. For information provided by the Group itself, the Group records the revenue on a gross basis.

The Group provides sports information service through the Group’s service offering named “Cai Xun Hao,” which was ceased in March 2019, and “Smart Big Data”, which was started in June 2020.

BIT MINING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Online spot commodity trading services

The Group provides online spot commodity trading services through the designated website and mobile application in Shenzhen Kaisheng. The Group provides customers with reliable online spot commodity trading for gold trade and delay products across PC and mobile devices. The Group processes customer orders through a commercial bank, and later formed a joint venture with Shenzhen Gold Exchange on May 11, 2018 to provide online spot commodity trading services. Trading commissions are received from the commercial bank based on the pre-determined commission fee rate and the total amount of the processed orders. The Group recognizes revenue at a point in time when an order has been successfully processed and began to generate an immaterial amount of revenue each year from trading commissions on the online spot commodity trading services since 2017.

Online gaming services

The Group also provides online lottery betting and online casino platforms through the Group’s designated website after the acquisition of TMG in July 2017. The Group earns difference between betting and winning for online lottery betting services and online casino platforms as revenues that are generated from the registered users. The registered users enter into certain terms and conditions when they first open their accounts with the Group. Lottery and Casino purchase orders are placed by users through the Group’s online platforms view website. Then the Group processes these orders. Prior to processing orders, users prepay all purchase amounts. The Group pays users prizes when there are any winnings attributable to users. The Group records revenues on a net basis by deducting the winning amounts from betting amounts. Revenue comprises the fair value of the consideration received for the provision of internet gaming in the ordinary course of the Group’s activities, which is recognized when the outcome of an event is known.

Contract balances

The Group does not have any contract assets. The Group’s contract liabilities include advance from customers, which is recorded when consideration is received from a customer prior to providing services to the customer under the terms of a contract. As of December 31, 2020 and June 30, 2021, the Group recorded advance from customers balance of RMB4,734 and RMB16,660 (US$2,580) respectively, which was included in “Accrued expenses and other current liabilities” in the accompanying unaudited interim condensed consolidated balance sheets. RMB4,873 and RMB4,340 (U$672) of deferred revenue included in the opening balances of advance from customers was recognized during the six months ended June 30, 2020 and June 30, 2021, respectively. The amounts were included in revenues on the accompanying unaudited interim consolidated statements of comprehensive loss.

Refer to Note 21 regarding the discussion of the Group’s disaggregate revenue data.

Cost of services

Cost of mining pool services

Cost of mining pool services which was offered under BTC.com consists primarily of the mining rewards allocated to each pool participant in exchange for their computing power contributed to the mining pool. The mining rewards allocated to the pool participants include both the block rewards as well as the transaction verification fees related to the transactions included in the block, depending on the sharing mechanism chosen by individual pool participants. Cost of mining pool services also consists of other direct costs related to providing the mining pool service such as server fees and labor for maintaining the mining pool service. Cost of mining pool services were RMB2,675.9 million (US$414.44 million) from April 15, 2021 to June 30, 2021. These costs are expensed as incurred.

BIT MINING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cost of data center services

The cost of data center services which was offered under Loto Interactive consists primarily of direct production costs related to data center service, including the direct service charges for operations, were RMB55.3 million (US$8.6 million) from March 31, 2021 to June 30, 2021. These costs are expensed as incurred.

Server leasing and maintenance expenses

Server leasing and maintenance expenses, which consist primarily of leasing expense of servers hosing and other equipment used in providing online services and cryptocurrency mining business, were RMB1.8 million and RMB26.7 million (US$4.1 million) for the six months ended June 30, 2020 and 2021, respectively. These costs are expensed as incurred.

Account handling expenses

Account handling expenses, which consist primarily of transaction fees charged by banks and third-party payment processors for cash transfers between the users’ accounts on the online platforms including websites and mobile applications and their accounts with banks or third-party payment processors, were RMB0.3 million and RMB0.6 million (US$0.1 million) for the six months ended June 30, 2020 and 2021, respectively. These costs are expensed as incurred.

Lottery insurance expenses

Lottery insurance expenses, which consist of insurance premiums payable to insurers for covering the first two categories of winnings in online gaming services for betting on the outcome of lotteries after the acquisition of TMG in July 2017, were RMB2.5 million and RMB3.1 million (US$0.5 million) for the six months ended June 30, 2020 and 2021, respectively. These costs are expensed as incurred.

Regulatory and compliance fees

Regulatory and compliance fees, which consist of fees payable to regulatory bodies such as Gambling Commission, HM Revenue & Customs, Malta Gaming Authority and Certria EOOD after the acquisition of TMG in July 2017, were RMB1.0 million and RMB1.2 million (US$0.2 million) for the six months ended June 30, 2020 and 2021, respectively. These costs are expensed as incurred.

Depreciation fees

Depreciation fees, which consist primarily of depreciation of machinery and equipment related to cryptocurrency mining and data center services, were RMB0.4 million and RMB 35.7 million (US$5.5 million) for the six months ended June 30, 2020 and 2021, respectively. These costs are recorded in unaudited interim condensed consolidated statements of comprehensive loss on a straight-line basis over the useful life of the machinery and equipment.

Amortization fees

Amortization fees, which consist primarily of amortization of intangible assets arising from business combinations, were RMB0.4 million and RMB 8.5 million (US$1.3 million) for the six months ended June 30, 2020 and 2021, respectively. These costs are recorded in unaudited interim condensed consolidated statements of comprehensive loss on a straight-line basis over the useful life of the intangible assets.

BIT MINING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cost of services

Cost of services also comprises platform fees, employee costs, business tax and surcharges and other direct costs incurred in providing services. These costs are expensed as incurred.

Income taxes

The Group follows the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Group records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of comprehensive loss in the period that includes the enactment date.

Interest and penalties arising from underpayment of income taxes are computed in accordance with the applicable tax law and is classified in the consolidated statements of comprehensive loss as income tax expense. The amount of interest expense is computed by applying the applicable statutory rate of interest to difference between the tax position recognized and the amount previously taken or expected to be taken in a tax return.

In accordance with the provisions of ASC 740 (“ASC 740”), “Income taxes” the Group recognizes in its financial statements the impact of a tax position if a tax return position or future tax position is “more likely than not” to be sustained upon examination based solely on the technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit, determined on a cumulative probability basis, that has a greater than fifty percent likelihood of being realized upon settlement. The Group’s estimated liability for unrecognized tax position which is included in the “long-term payables” account is periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The outcome for a particular audit cannot be determined with certainty prior to the conclusion of the audit and, in some cases, appeal or litigation process. The actual benefits or liability ultimately realized may differ from the Group’s estimates. As each audit is concluded, adjustments, if any, are recorded in the Group’s financial statements. Additionally, in future periods, changes in facts, circumstances, and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur.

In conjunction with ASC 740, the Group also applied ASC 740-30 (“ASC 740-30”), “Income Taxes: Other Considerations or Special Areas”, to account for the temporary differences arising from the undistributed earnings of the foreign subsidiaries. According to ASC 740-30, all undistributed earnings of a subsidiary shall be presumed to be transferred to the parent entity. Accordingly, the undistributed earnings of a subsidiary included in consolidated income shall be accounted for as a temporary difference and affect deferred tax expense unless the tax law provides a means by which the investment in a domestic subsidiary can be recovered tax free.

BIT MINING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent accounting pronouncements

In December 2019, the FASB issued ASU 2019-12, “Simplifying the Accounting for Income Taxes”, which simplify various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in ASC 740 and also clarifies and amends existing guidance to improve consistent application. The ASU is effective for fiscal years beginning after December 15, 2020, and will be applied either retrospectively or prospectively based upon the applicable amendments. The adoption of ASU 2019-12 had no material impact on the Group’s consolidated financial statements and related disclosures.

In January 2020, the FASB issued ASU 2020-01, “Investments-Equity Securities (Topic 321), Investments-Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815): Clarifying the Interactions between Topic 321, Topic 323, and Topic 815” which clarifies the interaction of the accounting for equity investments under Topic 321 and investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. The guidance is effective for all entities for fiscal years beginning after December 15, 2020 and for interim periods within those fiscal years. The adoption of ASU 2020-01 had no material impact on the Group’s consolidated financial statements and related disclosures.

Other accounting standards that have been issued or proposed by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Group does not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

3.    CONCENTRATION OF RISKS

Concentration of credit risk

Assets that potentially subject the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash, and accounts receivable. As of June 30, 2021, substantially all of the Group’s cash and cash equivalents were deposited in financial institutions located in the PRC, Hong Kong and Malta, which management believes are of high credit quality.

4.    BUSINESS COMBINATION

Acquisition of Loto Interactive

On June 6, 2017, the Company acquired from Melco LottVentures Holdings Limited an aggregate of 1,278,714,329 shares (the “Sale Shares”) of Loto Interactive (formerly known as MelcoLot Limited), a company listed on the Hong Kong Stock Exchange (Stock Code: 8198), representing approximately 40.65% of Loto Interactive’s existing issued share capital as of the acquisition date. The total consideration paid for the Sale Shares is approximately HK$322.2 million, equivalent to approximately HK$0.252 per Sale Share. The Company’s investment in equity shares of Loto Interactive decreased to 40.48% at the end of 2019 due to exercise of share options granted to directors and employees of Loto Interactive and was further diluted to 33.74% due to private placement of Loto Interactive in October 2020.

On March 31, 2021, the Company completed the subscription for 169,354,839 shares of Loto Interactive, at a price of HK$0.62 per share for a total consideration of HK$105 million (US$13.5 million) in cash (the "Share Subscription"). The Company’s ownership of Loto Interactive thereby increased to 54.2%, and Loto Interactive became a subsidiary of the Company. The Company recorded a gain on previously-held equity interest of RMB36,142 (US$5,598) for the re-measurement of the previously-held equity interest in Loto Interactive at the acquisition date fair value.

BIT MINING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

4.    BUSINESS COMBINATION (continued)

Acquisition of Loto Interactive (continued)

Concurrently with the completion of the Share Subscription, Loto Interactive has completed its acquisition of the remaining equity interests in its indirectly held subsidiary, Ganzi Changhe Hydropower Consumption Service Co., Ltd. (“Ganzi Changhe Data Center”), for a total consideration of approximately RMB88.2 million (approximately US$13.6 million) in cash.

The following table presents the preliminary calculation of the purchase consideration. The calculation of RMB amount was based on the exchange rate of 1.00 HKD to 0.8452 RMB of the acquisition date on March 31, 2021.

	Amount	Amount
	HKD	RMB
Re-measurement of the fair value of previously-held equity interest	79,280	67,008
Purchase price at acquisition close on March 31, 2021	105,000	88,746
Fair value of non-controlling shareholders	155,715	131,610
Total allocated purchase price	339,995	287,364

The following table presents the purchase price allocation of the assets acquired and the liabilities assumed at the acquisition date.

	Amount	Amount
	HKD	RMB
Current assets	232,103	196,173
Property and equipment, net	201,713	170,488
Other non-current assets	71,728	60,625
Total identifiable assets acquired	505,544	427,286

Current liabilities	163,161	137,904
Non-current liabilities	2,388	2,018
Total liabilities assumed	165,549	139,922

Net identifiable assets acquired	339,995	287,364

On June 18, 2021, the Company completed its unconditional mandatory cash offer, all the shares in issue of Loto Interactive other than those already owned or agreed to be acquired by the Company and its parties acting in concert, pursuant to Rule 26.1 of the Hong Kong Code on Takeovers and Mergers (the “Share Offer”) and its cash offer for the cancellation of all options of Loto Interactive in accordance with Rule 13.5 of the Hong Kong Code on Takeovers and Mergers (the “Option Offer”). Upon closing of such cash offer, the Company acquired a total of 30,642,534 shares with a total consideration of approximately HK$26.2 million (US$3.4 million) under the Share Offer, and a total of 6,800,000 options under the Option Offer, which will be cancelled. The Company’s ownership in Loto Interactive increased to 59.8% accordingly.

Total acquisition costs of RMB5,148 (US$797) were incurred related to the acquisition, which were recognized as an expense and included in general and administrative expenses in the unaudited interim condensed consolidated statements of comprehensive loss.

Since the acquisition date, Loto Interactive contributed revenues of RMB74,466 (HKD89,363) to the Group for the six months ended June 30, 2021 and contributed net loss of RMB9,776 (HKD 11,731) to the Group for the six months ended June 30,2021.

BIT MINING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

4.    BUSINESS COMBINATION (continued)

Acquisition of Blockchain Alliance Technologies

On April 15, 2021, the Company announced the first closing of its previously announced transactions contemplated by the share exchange agreement, as amended (the “Share Exchange Agreement”), dated February 16, 2021, with Blockchain Alliance Technologies Holding Company (“Blockchain Alliance Holding”). Pursuant to the Share Exchange Agreement, the Company has issued an aggregate of 44,353,435 Class A ordinary shares of par value US$0.00005 per share of the Company to Blockchain Alliance Holding in exchange for the entire outstanding share capital of Blockchain Alliance Technologies held by Blockchain Alliance Holding. In accordance with the Share Exchange Agreement, the entire mining pool business of Bitdeer Technologies Holding Company (“Bitdeer”) operated under BTC.com, including the domain name BTC.com and the cryptocurrency wallet of BTC.com (collectively, the “BTC.com Pool Businesses”) have now been transferred to the Company.

The Company and Blockchain Alliance Holding also agreed that, in the twelve month period from April 1, 2021 to March 31, 2022, if the BTC.com Pool Businesses records net operating profit, the Company shall issue additional Class A ordinary shares to Blockchain Alliance Holding at par value and a maximum of 22,176,718 additional Class A ordinary shares shall be issuable. If the BTC.com Pool Businesses records net operating loss, the Company shall be entitled to repurchase certain Class A ordinary shares held by Blockchain Alliance Holding at par value and a maximum of 4,435,344 Class A ordinary shares shall be subject to such repurchase arrangement.

The following table presents the preliminary calculation of the purchase consideration. The calculation of RMB amount was based on the exchange rate of 1.00 USD to 6.5297 RMB of the acquisition date on April 15, 2021.

	Amount	Amount
	USD	RMB
Fair value of 44,353,435 Class A ordinary shares at acquisition close on April 15, 2021	69,945	456,722
Estimate of post-closing adjustments	15,182	99,137
Total allocated purchase price	85,127	555,859

As of June 30, 2021 the Group recognized RMB99,137 estimate of post-closing adjustments in accrued expenses and other current liabilities.

The following table presents the preliminary purchase price allocation of the assets acquired and the liabilities assumed at the acquisition date.

	Amount	Amount	Amortization Years
	USD	RMB
Current assets	62,239	406,401
Acquired Intangible assets	58,559	382,373	10.0
Other non-current assets	31	202
Total identifiable assets acquired	120,829	788,976

Other current liabilities	62,270	406,603
Total liabilities assumed	62,270	406,603

Net identifiable assets acquired	58,559	382,373
Total Consideration	85,127	555,859
Goodwill	26,568	173,486

BIT MINING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

4.    BUSINESS COMBINATION (continued)

Acquisition of Blockchain Alliance Technologies (continued)

Goodwill, which is not tax deductible, is primarily attributable to the excess of the consideration over the fair value of the net identifiable assets of the acquiree and is related to synergies expected to be achieved from the acquisition.

Acquired intangible assets consist primarily of brand name, which have estimated weighted average economic lives of 10 years from the date of purchase.

Total acquisition costs of RMB4,957 (US$768) were incurred related to the acquisition, which were recognized as an expense and included in general and administrative expenses in the unaudited interim condensed consolidated statements of comprehensive loss.

Since the acquisition date, BTC.com Pool Businesses contributed revenues of RMB2,729,901 (US$422,808) to the Group for the six months ended June 30, 2021 and contributed net profit of RMB3,396 (US$ 526) to the Group for the six months ended 2021, including the amortization expense of acquired intangible assets of RMB7,966 (US$1,234).

The following unaudited pro forma information summarizes the results of operations of the Group for the year ended December 31, 2020, as if the acquisitions of Loto Interactive and Blockchain Alliance Technologies had been completed on January 1, 2020. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the acquisition actually taken place on the date indicated and may not be indicative of future operating results. The pro forma adjustments are based upon available information and certain assumptions that management believes are reasonable.

	For the year ended
	December 31, 2020	For the six months ended June 30, 2021
	RMB	RMB	USD

Pro forma total revenues	8,981,500	11,288,317	1,748,338
Pro forma net loss	(333,248)	(176,576)	(27,348)
Pro forma net loss attributable to BIT Mining Limited	(317,772)	(166,673)	(25,814)

These amounts have been calculated after applying the Group’s accounting policies.

5.    INVESTMENTS

Long-term Investments

	As of	As of	As of
	December 31,	June 30,	June 30,
	2020	2021	2021
	RMB	RMB	US$
Carrying amount of equity investments without readily determinable fair value	44,044	43,181	6,688
Carrying amount of equity method investments	55,928	20,849	3,229
Carrying amount of long-term investments	99,972	64,030	9,917

BIT MINING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

5.    INVESTMENTS (continued)

Equity investments - without readily determinable fair value

Equity investments - without readily determinable fair value consisted of the following:

	As of	As of	As of
	December 31,	June 30,	June 30,
	2020	2021	2021
	RMB	RMB	US$
Equity investments without readily determinable fair value
Private companies	48,810	48,553	7,520
Limited partnerships	20,342	19,615	3,038
Cost of equity investments without readily determinable fair value	69,152	68,168	10,558
Impairment on equity investments without readily determinable fair value	(25,108)	(24,987)	(3,870)
Carrying amount of equity investments without readily determinable fair value	44,044	43,181	6,688

Private companies

In March 2015, the Group acquired 10% of the share capital of Hzone Holding Company, a non-listed company, for a cash consideration of US$2,000. In March 2016, the Group transferred 10% of the share capital of Hzone Holding Company, to its VIE Beijing Huizhong Wealth Investment Management Co., Ltd.

In August 2015, the Group acquired 1.29% of the share capital of Topgame Global Limited, a non-listed company, for a cash consideration of US$1,373. The Group also acquired 1.29% of the share capital of its VIEs, Caicaihudong (Beijing) Technology Co., Ltd. and Youwang Technology (Shanghai) Co., Ltd., for cash consideration of RMB13 and RMB477, respectively.

In June 2016, the Group acquired 0.84% of the share capital of Beijing Weisaishidai Sports Technology Co., Ltd, for a cash consideration of RMB10,000. The equity interest was subsequently diluted to 0.83% in 2018 due to increase in shareholder of Beijing Weisaishidai Sports Technology Co., Ltd.

In November 2016, the Group acquired 2% of the share capital of Techelix Co., Ltd, a non-listed company, for a cash consideration of US$600. In February 2018, the Group made an additional investment of US$300 in Techelix Co., Ltd. In June 2018, the Group transferred the equity investment of US$50 to a third party. The equity interest was diluted to 1.98% in 2018 and to 1.65% in 2019 due to increase in shareholder of Techelix Co., Ltd.

In March 2017, the Group acquired 5% of the share capital of Cheerful Interactive Limited, a non-listed company, for a cash consideration of US$1,250. The equity interest was subsequently diluted to 3.92% in 2018 due to increase in shareholder of Cheerful Interactive Limited.

Limited partnerships

In June 2014, the Group and Danhua Capital L.P (“Danhua”) entered into a subscription agreement, whereby the Group agreed to purchase limited partnership interest in Danhua’s fund (the “Fund”) in the amount of US$1,000, which entitles the Group an aggregate equity interest of approximately 1.1% in the Fund. As of June 30, 2021, the Group received US$48 in dividend and US$183 in return of principal from Danhua.

BIT MINING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

5.    INVESTMENTS (continued)

Limited partnerships (continued)

The Fund’s investment strategy is primarily to invest in emerging companies operating in the USA and PRC. The Fund’s investments are focused in the technology, media and telecommunications sectors. The Fund is scheduled to be in existence until November 15, 2021, unless terminated sooner or extended in accordance with the amended and restated limited partnership agreement.

In June 2015, the Group and Beijing Heimatuoxin Venture Capital L.P. (“Heimatuoxin”) entered into a subscription agreement, whereby the Group agreed to purchase 3.49% limited partnership interest in Heimatuoxin for the total amount of RMB3,000. As of June 30, 2021, the Group received RMB679 in dividend and RMB858 in return of principal from Heimatuoxin.

Heimatuoxin’s investment strategy is primarily to invest in emerging companies operating in the PRC. Heimatuoxin’s investments are focused in the technology, media and telecommunications sectors. Heimatuoxin is scheduled to be in existence until April 16, 2021, unless terminated sooner or extended in accordance with the amended and restated limited partnership agreement, which was extended for two years to April 16, 2023 in July 2020.

In June 2016, the Group and Shanghai Jingyan Corporate Development Centre L.P. (“Jingyan”) entered into a subscription agreement, whereby the Group agreed to purchase 4.64% limited partnership interest in Jingyan for a total amount of RMB6,000. The limited partnership interest was diluted to 4.31% in 2018 because of the joining of additional limited partners. As of June 30, 2021, the Group received RMB2,203 in dividend and RMB60 in return of principal from Jingyan.

Jingyan’s investments are focused in the consulting services of corporate management, business information, exhibition, media and telecommunications sectors. Jingyan is scheduled to be in existence until the fifth anniversary of the Initial Contribution Date, unless terminated sooner or extended in accordance with the amended and restated limited partnership agreement.

In December 2016, the Group and zPark Capital II,L.P. (“zPark”) entered into a subscription agreement, whereby the Group agreed to purchase 2% limited partnership interest in Zpark for a total amount of US$1,000. The limited partnership interest was diluted to 1.64% in 2019 due to the joining of additional limited partners. As of June 30, 2021, the Group received US$270 in dividend and US$56 in return of principal from zPark.

zPark’s investment strategy is primarily to make venture capital investments, principally by investing in and holding equity and equity-oriented securities of privately held early-stage technology companies, with an emphasis on companies with a connection to China, Japan and other Asia markets. The general purposes of zPark are to buy, hold, sell and otherwise invest in Securities, whether readily marketable or not; to exercise all rights, powers, privileges and other incidents of ownership or possession with respect to Securities held or owned by zPark; to enter into, make and perform all contracts and other undertakings. zPark is scheduled to be in existence until the tenth anniversary of the Initial Contribution Date, unless terminated sooner or extended in accordance with the amended and restated limited partnership agreement.

In accordance with ASC 321, the Group elected to use the measurement alternative to measure such investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. The carrying amount of the Group’s equity investments measured using the measurement alternative was RMB69,152, net of RMB25,108 in accumulated impairment and RMB68,168 (US$10,558), net of RMB24,987 (US$3,870) in accumulated impairment as of December 31, 2020 and June 30,2021, respectively. There was no impairment recognized for the six months ended June 30, 2020 and 2021.

BIT MINING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

5.    INVESTMENTS (continued)

Equity method investments

Equity method investments consisted of the following:

	As of	As of	As of
	December 31,	June 30,	June 30,
	2020	2021	2021
	RMB	RMB	US$
Equity Method Investments
Private company	9,000	10,000	1,549
Listed company	283,252	—	—
Limited partnership	12,380	12,325	1,909
Cost of equity method investments	304,632	22,325	3,458
Impairment on equity investment	(206,522)	(2,657)	(412)
Loss from equity method investment	(42,182)	1,181	183
Carrying amount of equity method investments	55,928	20,849	3,229

Private company

In May 2018, the Group acquired 45% of the share capital of Shenzhen Jinyingzaixian Technology Service Co., Ltd. (“Jinyingzaixian”), a non-listed company, through Shenzhen KaishengJinfu Enterprise Management Co., Ltd., for a cash consideration of RMB9,000.

In June 2021, the Group disposed 20% of the share capital of Jinyingzaixian for a cash consideration of RMB2,726.

Jinyingzaixian is principally engaged in spot commodity trading services in China. The Group’s proportionate share of Jinyingzaixian’s net income (loss) recognized in the condensed consolidated statements of comprehensive loss were RMB4,008 and RMB(2,571) (US$398) during the six months ended June 30, 2020 and 2021, respectively.

In August 2018, Loto Interactive acquired 20% of the share capital of Guangzhou Sentai Information Technology Co., Ltd. (“Guangzhou Sentai”), a non-listed company, through Zhejiang Keying Ltd., for a cash consideration of RMB5,000.

Guangzhou Sentai is principally engaged in operating a self-media called www.shilian.com providing updated blockchain information. The proportionate share of Guangzhou Sentai’s net income recognized in the unaudited interim condensed consolidated statements of comprehensive loss were RMB179 (US$28) from March 31, 2021, the acquisition date of Loto Interactive, to June 30, 2021.

Publicly listed company

On June 6, 2017, the Company acquired from Melco Lott Ventures Holdings Limited an aggregate of 1,278,714,329 shares (the “Sale Shares”) of Loto Interactive Limited (“Loto Interactive”, formerly known as MelcoLot Limited), a company listed on the Hong Kong Stock Exchange (Stock Code: 8198), representing approximately 40.65% of Loto Interactive’s existing issued share capital as of the acquisition date. The total consideration paid for the Sale Shares is approximately HK$322.2 million (US$41.3 million), equivalent to approximately HK$0.252 per Sale Share. The Company’s investment in equity shares of Loto Interactive decreased to 40.48% at the end of 2019 due to exercise of share options granted to directors and employees of Loto Interactive and was further diluted to 33.74% due to private placement of Loto Interactive in October 2020.

BIT MINING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

5.    INVESTMENTS (continued)

Publicly listed company (continued)

On March 31, 2021, the Company completed the subscription for 169,354,839 shares of Loto Interactive, at a price of HK$0.62 per share for a total consideration of HK$105 million (US$13.5 million) in cash (the “Share Subscription”). The Company’s ownership of Loto Interactive thereby increased to 54.2%, and Loto Interactive became a subsidiary of the Company and was consolidated in the Consolidation statements of the Group from March 31, 2021.

The Group’s proportionate share of Loto Interactive’s net loss recognized in the unaudited interim condensed consolidated statements of comprehensive loss were RMB11,901 and RMB7,240 (US$1,121), including other comprehensive gain (loss) of RMB(1,973) and RMB4,063 (US$629), during the six months ended June 30, 2020 and 2021, respectively. The reclassification from other comprehensive loss into loss from equity method investments was RMB846 (US$131) for the consolidation of Loto Interactive on March 31, 2021.

Limited partnership

In April 2015, the Group and Guangda Sports Culture Capital L.P (“Guangda Sports Culture”) entered into a subscription agreement, whereby the Group agreed to purchase 9.9% limited partnership interest in Guangda Sports Culture’s fund for a total amount of RMB20,000. Based on actual funding, the limited partnership interest changed to 12.2% as of December 31, 2017.

Guangda Sports Culture’s investment strategy is primarily to invest in emerging companies operating in the PRC. Guangda Sports Culture’s investments are focused in the sports sectors. Guangda Sports Culture is scheduled to be in existence until February 9, 2018, and was extended to February 9, 2020 in 2018, unless terminated sooner or extended in accordance with the amended and restated limited partnership agreement. The Group’s proportionate share of Guangda’s net income (loss) recognized in the unaudited interim condensed consolidated statements of comprehensive loss were RMB(87) and RMB17 (US$2.6) during the six months ended June 30, 2020 and 2021, respectively.

In February 2017, the Group and Sparkland Venture Capital Growth Fund L.P (“Sparkland”) entered into a subscription agreement, whereby the Group agreed to purchase 6.67% limited partnership interest in Sparkland’s fund for a total amount of US$1,000. Based on actual funding, the limited partnership interest changed to 15.38% as of December 31, 2017.

Sparkland’s investments are focused in the Virtual Reality and Augmented Reality industries. The Group’s proportionate share of Sparkland’s net income recognized in the unaudited interim condensed consolidated statements of comprehensive loss were nil and RMB843 (US$131) during the six months ended June 30, 2020 and 2021, respectively.

All of these above-mentioned investments were classified as equity method investments as the Group does have significant influence over the entities. The net operating losses from these equity method investments recognized for the six months ended June 30, 2020 and 2021 were RMB7,980 and RMB8,772 (US$1,359), respectively. The Group recognized an impairment of RMB33,706 and nil in Loto Interactive for the six months ended June 30, 2020 and 2021, respectively.

BIT MINING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

6.    CRYPTOCURRENCY ASSETS

The amounts represented the cryptocurrencies held by the Group as of June 30, 2021. For the six months ended June 30, 2021, the Group generated cryptocurrencies through cryptocurrency mining business and the mining pool business. The movement of cryptocurrencies was as follows:

	For the six months
	ended June 30, 2021
	RMB	USD
Beginning balance	—	—
Receipts from issuance of ordinary shares for private placement	124,607	19,289
Cryptocurrencies acquired from the BTC.com Pool Business	516,686	79,981
Cryptocurrencies mined from mining pool business	2,727,684	422,236
Cryptocurrencies mined from mining business	73,051	11,314
Collection on behalf of a third party for promotion activities	14,737	2,282
Distribution to pool participants	(2,702,591)	(418,351)
Return of deposits	(95,467)	(14,786)
Payment of service expense and non-current assets	(4,440)	(688)
Disposal of cryptocurrencies	(184,422)	(28,563)
Others	(1,793)	(222)
Ending balance	468,052	72,492

Additional information on impairment of cryptocurrency assets was as follows:

	For the six months
	ended June 30, 2021
	RMB	USD
Beginning balance	—	—
Addition	(57,331)	(8,879)
Disposal	—	—
Ending balance	(57,331)	(8,879)
Effect of foreign exchange rate	71	11
Ending balance of cryptocurrency assets, net	410,792	63,624

BIT MINING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

7.    PREPAYMENTS AND OTHER RECEIVABLES

Prepayments and other receivables consist of the following:

	As of	As of	As of
	December 31,	June 30,	June 30,
	2020	2021	2021
	RMB	RMB	US$

Receivables from third party payment service providers	2,347	3,434	532
Interest receivables	466	—	—
Deferred sponsorship and advertising expenses	175	631	98
Prepaid insurance	236	255	39
Utility deposits	—	15,619	2,419
Deferred expense*	2,513	10,136	1,570
Receivables for disposal of long-term investments	8,901	8,901	1,379
Deductible value-added input tax	11,648	54,092	8,378
Others	5,595	12,380	1,917
Less: allowance for doubtful accounts	(8,901)	(8,901)	(1,379)
Prepayments and other receivables, net	22,980	96,547	14,953

The table below provides a reconciliation of the beginning and ending allowance for credit losses balance related to other receivables:

	As of	AS of	As of
	December 31,	June 30,	June 30,
	2020	2021	2021
	RMB	RMB	US$

Beginning balance prior to ASC 326	8,391	8,901	1,379
Impact of adoption to ASC 326	—	—	—
Beginning balance	8,391	8,901	1,379
Provisions	510	—	—
Write-offs	—	—	—
Ending balance	8,901	8,901	1,379

* Deferred expense represents cash paid in advance to vendors, such as technology service expense, consultant expense and compliance expense, which would be amortized according to their respective service periods.

BIT MINING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

8.    PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following:

	As of	As of	As of
	December 31,	June 30,	June 30,
	2020	2021	2021
	RMB	RMB	US$

Machinery and equipment	—	414,349	64,175
Electronics and office equipment	33,353	33,950	5,258
Motor vehicles	10,737	12,667	1,962
Leasehold improvements	118,722	126,816	19,641

Property and equipment, cost	162,812	587,782	91,036
Less: Accumulated depreciation	(143,033)	(244,546)	(37,876)

Property and equipment, net	19,779	343,236	53,160

Depreciation expenses for the six months ended June 30, 2020 and 2021 were approximately RMB14,146 and RMB41,129 (US$6,370), respectively.

BIT MINING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

9.    INTANGIBLE ASSETS, NET

Intangible assets consist of the following:

	As of	As of	As of
	December 31,	June 30,	June 30,
	2020	2021	2021
	RMB	RMB	US$
Cost:
Computer software	28,424	30,246	4,686
License agreement	151,177	151,177	23,414
Internet domain name	1,512	2,481	384
Brand name	86,049	468,422	72,549
	267,162	652,326	101,033
Accumulated amortization:
Computer software	(23,154)	(25,324)	(3,922)
License agreement	(37,768)	(37,768)	(5,850)
Internet domain name	(837)	(896)	(139)
Brand name	(21,160)	(29,126)	(4,511)
	(82,919)	(93,114)	(14,422)

Impairment *:
Computer software	(3,547)	(3,547)	(549)
License agreement	(113,409)	(113,409)	(17,565)
Brand name	(64,889)	(64,889)	(10,050)
	(181,845)	(181,845)	(28,164)
Intangible assets, net	2,398	377,367	58,447

* The impairment of RMB181,845 is related to the acquired intangible assets of the Multi Group that were recognized during the year ended December 31, 2019.

Amortization expenses for the six months ended June 30, 2020 and 2021 were approximately RMB1,160 and RMB8,832 (US$1,368), respectively. Annual estimated amortization expense for each of the five succeeding years is as follows:

	RMB	US$

2021 remaining	19,382	3,002
2022	38,157	5,910
2023	37,885	5,868
2024	37,634	5,829
2025	37,623	5,827
2026 and thereafter	206,686	32,011

Total	377,367	58,447

BIT MINING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

10.  OPERATING LEASES

The Group entered into various operating lease agreements for offices space. The remaining lease terms ranges from 1.75 to 2.17 years. The Group’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The following table presents the operating lease related assets and liabilities recorded on the Group’s unaudited interim condensed consolidated balance sheet.

	As of	As of	As of
	December 31,	June 30,	June 30,
	2020	2021	2021
	RMB	RMB	US$
Right-of-use assets	9,327	11,329	1,755

Operating lease liabilities - current	3,710	6,360	985
Operating lease liabilities – non-current	5,807	6,257	969
Total operating lease liabilities	9,517	12,617	1,954

For the six months ended June 30, 2020, the Group had operating lease costs of RMB7,272 and recorded short-term lease costs of RMB1,382. For the six months ended June 30, 2021, the Group had operating lease costs of RMB3,167 (US$491) and recorded short-term lease costs of RMB1,246 (US$193) Cash paid for amounts included in the measurement of operating lease liabilities were RMB4,159 and RMB2,119 (US$328) for the six months ended June 30, 2020 and 2021, respectively. As of June 30, 2021, the weighted average remaining lease term was 1.75 to 2.17 years and the weighted average discount rate was 5.25% to 6.175%.

The following table summarizes the maturity of operating lease liabilities as of June 30, 2021:

	Operating leases
	RMB	US$
2021	3,408	528
2022	6,907	1070
2023	3,017	467
Thereafter	—	—
Total	13,332	2,065
Less: imputed interest	(715)	(111)
Present value of lease liabilities	12,617	1,954

BIT MINING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

11.    SHORT-TERM LOANS

	As of	As of	As of
	December 31,	June 30,	June 30,
	2020	2021	2021
	RMB	RMB	US$

Short-term loans	—	136,299	21,110
Total	—	136,299	21,110

	As of	As of	As of
	December 31,	June 30,	June 30,
	2020	2021	2021
	RMB	RMB	US$

Secured		131,299	20,336
Unsecured	—	5,000	774
Total	—	136,299	21,110

In January 2021, for the purpose of acquisition, the Group entered into a loan agreement with Shanghai Bank, to borrow the overseas loan for a period of six months, with an amount of HKD173.4 million and a fixed interest rate of 6MHIBOR+200BPs per annum. The Company’s cash deposits in the amount of RMB155 million has been pledged under the loan. In March 2021, part of the loan in the amount of HKD15.6 million has been repaid. As of June 30, 2021, the principal of the loan was RMB131,299 (HKD$20,336). In July 2021, the loan have been repaid.

In January 2021, the Company further entered into loan agreements to borrow RMB18,000 and HKD11,000, respectively, for no more than three months, with a fixed interest rate of 6% per annum. As of June 30, 2021, both loans have been fully repaid.

In March and May 2021, the Company further entered into loan agreements to borrow RMB5,000 for no more than three months, with a fixed interest rate of 6% per annum. In July 2021, the loans have been fully repaid.

In March and May 2021, the Company, entered into a loan agreement and a pledge agreement for one year, pursuant to which the lender agreed to lend to the Company funds equal to 70%of the current fair market value (the “Loan-to-Value Ratio”) of 350.00971804 bitcoins and 120 bitcoins, respectively, with a fixed interest rate of 3.25% per annum and 2% service fee. As of June 2021, the loans have been fully settled by rendering the pledged bitcoins to the lender.

BIT MINING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

12.    ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	As of	As of	As of
	December 31,	June 30,	June 30,
	2020	2021	2021
	RMB	RMB	US$

Advance from end users*	38,327	58,175	9,010
Business tax and other taxes payable	1,798	1,723	267
Professional fees payable	6,562	5,893	913
Promotional events payables	2,077	2,717	421
Decoration payables	175	4,133	640
Contingent consideration	—	99,137	15,354
Others	7,021	11,644	1,805

Total	55,960	183,422	28,410

* Advance from end users represents payments received by the Group in advance from the end users prior to the services to be provided.

13.  CRYPTOCURRENCY ASSETS BORROWINGS

As of June 30, 2021, the Company had cryptocurrency assets borrowings of RMB38,508 (US$5,964), the equivalent of 28 bitcoins, 796 ETH, 6.9 million DOGE and many other kinds of cryptocurrency assets, which are payable to a third party.

14.  INCOME TAXES

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

USA

500.com USA is incorporated in the USA and does not conduct any substantive operations of its own. No provision for USA income tax has been made in the financial statements as 500.com USA had no assessable income for the six months ended June 30, 2020 and 2021.

British Virgin Islands

Under the current laws of the British Virgin Islands, subsidiaries incorporated in British Virgin Islands are not subject to tax on income or capital gains.

BIT MINING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

14.  INCOME TAXES (continued)

Curacao

Multi Pay N.V. is incorporated in the Curacao, Under the current laws, profits tax in Curacao is generally assessed at the rate of 2% of taxable income.

Malta

Under the current laws, profits tax in Malta is generally assessed at the rate of 35% of taxable income. When dividend is paid or declared to the holding company, the paying entity is entitled to claim 6/7 of the profit tax paid as refund, which may effectively reduce income tax rate to 5%.

Cyprus

Round Spot Services Ltd is incorporated in Cyprus and does not conduct any substantive operations of its own. No provision for Cyprus income tax has been made in the financial statements as Round Spot Services Ltd had no assessable income for the six months ended June 30, 2020 and 2021.

Hong Kong

Under the current laws, profits tax in Hong Kong is generally assessed at the rate of 16.5% of taxable income. As of June 30, 2021, the Hong Kong subsidiaries do not conduct any substantive operations of its own, no provision for Hong Kong income tax has been made in the financial statements.

People’s Republic of China

A new enterprise income tax law (the “EIT Law”) in the PRC was enacted and became effective on January 1, 2008. The EIT Law applies a uniform 25% enterprise income tax (“EIT”) rate to both foreign invested enterprises and domestic enterprises. Accordingly, subsidiaries and VIEs, are subject to the EIT rate of 25%in 2020 and 2021, respectively.

	For the six months ended June 30,
	2020	2021	2021
	RMB	RMB	US$

Current tax benefit	(4)	—	—
Deferred tax benefit	3,657	—	—

Income tax benefit	3,653	—	—

15.  SHARE-BASED PAYMENT

On March 28, 2011, the shareholders and board of directors of the Company approved the 2011 Share Incentive Plan (the “Plan”). The Plan provides for the grant of options, restricted shares and other share-based awards. These options were granted with exercise prices denominated in US$, which is the functional currency of the Company. The board of directors has authorized under the Plan the issuance of up to 12% of the Company’s issued and outstanding ordinary shares from time to time, on an as-exercised and fully diluted basis, upon exercise of awards granted under the Plan. The maximum term of any issued share option is ten years from the grant date.

BIT MINING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

15.  SHARE-BASED PAYMENT (continued)

On June 26, 2020, the Company granted 12,977,740 RSUs to employees. For these rewards, 6,488,870 options were vested on July 1, 2020, and 6,488,870 options were vested on December 1, 2020.

On December 21, 2020, the Company granted and vested 4,500,000 RSUs to employees.

A summary of share option and restricted shares activity and related information for the years ended December 31, 2020 and for the six months ended June 30, 2021 are as follows:

Share options granted to employees and directors

			Weighted	Weighted
		Weighted	average	average
		average	grant date	remaining	Aggregated
	Number of	exercise	fair value per	contractual	intrinsic
	options	price	share	year	value
		US$	US$	(Years)	US$’000

Outstanding, January 1, 2020	26,001,220	0.96	1.25	0.71	1,590
Granted	—	—	—	—	—
Forfeited	(18,616,300)	3.01	1.32	—
Exercised	(125,900)	0.20	0.38	—	88
Outstanding, December 31, 2020	7,259,020	0.99	1.09	0.51	907
Granted	—	—	—	—	—
Forfeited	(2,375,330)	3.17	1.33	—	—
Exercised	(3,508,990)	0.71	1.00	—	746
Outstanding, June 30, 2021	1,374,700	1.44	0.90	0.15	16
Vested and expected to vest at June 30, 2021	1,374,700	1.44	0.84	0.10	16
Exercisable at June 30, 2021	1,374,700	1.44	0.84	0.10	16

BIT MINING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

15.  SHARE-BASED PAYMENT (continued)

Restricted shares granted to employees and directors

		Weighted	Weighted
		average	average
		grant date	remaining	Aggregated
	Number of	fair value per	contractual	intrinsic
	options	share	year	value
		US$	(Years)	US$’000

Outstanding, January 1, 2020	13,406,560	0.93	8.52	11,530
Granted	17,477,740	0.36	9.61	15,730
Forfeited	—	—
Exercised	—	—
Outstanding, December 31, 2020	30,884,300	0.62	8.98	27,796
Granted	—	—	—	—
Forfeited	—	—
Exercised	(28,884,300)	0.62	—	—
Outstanding, June 30, 2021 (unaudited)	2,000,000	0.35	8.99	1,578
Vested and expected to vest at June 30, 2021 (unaudited)	2,000,000	0.35	8.99	1,578
Exercisable at June 30, 2021 (unaudited)	2,000,000	0.35	8.99	1,578

As of June 30, 2021, there was RMB38 (US$5.9) of unrecognized share-based compensation costs related to equity awards granted to employees and directors that is expected to be recognized over a weighted-average vesting period of 0.42 years. To the extent the actual forfeiture rate is different from the original estimate, actual share-based compensation costs related to these awards may be different from the expectation.

As of June 30, 2021, there was no unrecognized restricted share compensation costs related to equity awards granted to employees that is expected to be recognized. To the extent the actual forfeiture rate is different from the original estimate, actual restricted share compensation costs related to these awards may be different from the expectation.

As the share options granted to the consultants were fully vested at the grant date, the related compensation expenses were fully recognized in the unaudited interim condensed consolidated statement of comprehensive loss at the grant date.

BIT MINING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

15.  SHARE-BASED PAYMENT (continued)

Restricted shares granted to employees and directors (continued)

The fair value of share options was determined using the binomial option valuation model, with the assistance from an independent third-party appraiser. The binomial model requires the input of highly subjective assumptions, including the expected share price volatility and the suboptimal early exercise factor. For expected volatilities, the Company has made reference to historical volatilities of several comparable companies. The sub-optimal early exercise factor was estimated based on the vesting and contractual terms of the awards and management’s expectation of exercise behavior of the grantees. The risk-free rate for periods within the contractual life of the options is based on market yield of U.S. Treasury Bond in effect at the time of grant. There was no share options granted for the six months ended June 30, 2021. The assumptions used to estimate the fair value of the share options granted for the six months ended June 30, 2020 are as follows:

For the six months ended June 30,
2020

Expected volatility	85.73%~97.73%
Risk-free interest rate	0.11%~0.17%
Dividend yield	0.00%
Forfeiture rate	0.00%
Suboptimal early exercise factor	2.2~2.8

The fair value of restricted shares was determined using the market price of the ordinary shares of the Company on the grant date.

Total share-based compensation expenses relating to options and restricted shares granted to employees and directors for the six months ended June 30, 2020 and 2021 are included in:

	For the six months ended June 30, 2020
	Employees	Directors	Total	Total
	RMB	RMB	RMB	US$

Sales and marketing	2,382	—	2,382	338
General and administrative	15,618	736	16,354	2,323
Service development expenses	5,016	—	5,016	712

	23,016	736	23,752	3,373

	For the six months ended June 30, 2021
	Employees	Directors	Total	Total
	RMB	RMB	RMB	US$

Sales and marketing	105	—	105	16
General and administrative	192	52	244	44
Service development expenses	50	—	50	8

	347	52	399	68

BIT MINING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

16.  RELATED PARTY TRANSACTIONS

Amounts due from a Related Party

The balance as of December 31, 2020 consisted interest receivable with interest rate of 4.35% for a loan provided to the subsidiary of Loto Interactive by E-Sun Sky Network. In January 2021, the balance has been fully paid.

The balance as of June 30, 2021 consisted of the loan provided by Loto Interactive to a subsidiary of its equitiy securities without readily determinable fair values investee in prior year and was consolidated by the Group as a result of the consolidation of Loto Interactive on March 31, 2021. As of June 30, 2021, the balance of due from a related party was in the amount of RMB808 (US$125).

Amounts due to related parties

There was no amount due to related parties as of December 31, 2020.

The balance as of June 30, 2021 mainly consisted of the payment of property and equipment made by a former shareholder of a subsidiary of the Group on behalf of Loto Interactive, and outstanding payable for business cooperation due to a minority interest shareholder of a subsidiary of Loto Interactive, and the expense paid by a director of a subsidiary of the Group on behalf of Loto Interactive. As of June 30, 2021, the balance of due to related parties was in the amount of RMB2,491 (US$386).

Related Party transactions

	For the six months ended June 30,
	2020	2021	2021
	RMB	RMB	US$
Interest from loan to the subsidiary of Loto Interactive	129	—	—
Other operating income from management service provided to the subsidiary of Loto Interactive	127	—	—
	256	—	—

For the six months ended June 30, 2020, the Company also paid expense on behalf of the Loto Interactive in the amount of RMB54. As of June 30, 2020, Loto Interactive has repaid the full amount to the Group.

BIT MINING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

17.  COMMITMENTS AND CONTINGENCIES

Contractual arrangements among the Company and the VIEs

Under applicable PRC tax laws and regulations, arrangements and transactions among related parties may be subject to audit or scrutiny by the PRC tax authorities within ten years after the taxable year when the arrangements or transactions are conducted. The Company could face material and adverse tax consequences if the PRC tax authorities were to determine that the Contractual Arrangements among the Company and the respective VIEs were not entered into on an arm’s-length basis and therefore constituted unfavorable transfer pricing arrangements. Unfavorable transfer pricing arrangements could, among other things, result in an upward adjustment on taxation. In addition, the PRC tax authorities may impose interest on late payments on the Company and the respective VIEs for the adjusted but unpaid taxes. In the opinion of management, the likelihood of such an upward adjustment on taxation and related interest is remote based on current facts and circumstances.

Guarantees

The Group accounts for guarantees in accordance with ASC topic 460 (“ASC 460”), “Guarantees”. Accordingly, the Group evaluates its guarantees to determine whether (a) the guarantee is specifically excluded from the scope of ASC 460, (b) the guarantee is subject to ASC 460 disclosure requirements only, but not subject to the initial recognition and measurement provisions, or (c) the guarantee is required to be recorded in the financial statements at fair value.

The memorandum and articles of association of the Company require that the Company indemnify its officers and directors, as well as those who act as directors and officers of other entities at the Company’s request, against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceedings arising out of their services to the Company. The indemnification obligations are more fully described in the memorandum and articles of association. The Company purchases standard directors and officers’ insurance to cover claims or a portion of the claims made against its directors and officers. Since a maximum obligation is not explicitly stated in the Company’s memorandum and articles of association and will depend on the facts and circumstances that arise out of any future claims, the overall maximum amount of the obligations cannot be reasonably estimated.

Historically, the Group has not been required to make payments related to these obligations, and the fair value for these obligations is zero as of December 31, 2020 and June 31, 2021.

Indemnity cost

There was no indemnity cost occurred as of December 31, 2020 and June 30, 2021.

Legal proceedings

From time to time, the Group is subject to legal proceedings and claims in the ordinary course of business. The Group records a liability when it is both probable that a liability will be incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for any such liability on a regular basis and has not recorded any material liabilities in this regard during 2020 and for the six months ended June 30, 2021.

BIT MINING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

17.  COMMITMENTS AND CONTINGENCIES (continued)

Legal proceedings (continued)

On February 13, 2020, a securities class action lawsuit was filed against BIT Mining Limited and certain of the Group’s current and former officers (collectively, “Defendants”) in the United States District Court for the Eastern District of New York. The complaint alleges, among other things, that the Group made materially misleading statements and omissions regarding its compliance with applicable anti-corruption laws and regulations. In June 2020, the lead plaintiff filed an amended complaint. In November 2020, the lead plaintiff filed a second amended complaint. The claims raised in the first amended complaint do not differ materially from those raised in the original complaint. The second amended complaint raises the same claims as the first amended complaint, but alleges additional facts in support of those claims. On December 21, 2020, the Company served its Motion to Dismiss the second amendment complaint (“Motion to Dismiss”). On January 20, 2021, lead plaintiff served its opposition to the Company’s Motion to Dismiss. On February 19, 2021, the Company filed all papers associated with its Motion to Dismiss, including the Company’s reply in further support of the Motion to Dismiss. The Group believe it has meritorious defenses to each of the claims in this lawsuit and is prepared to vigorously defend against its allegations. On August 13, 2021, a Report and Recommendation that the Motion to Dismiss was granted was issued. Plaintiffs filed objections to the Report and Recommendation on August 27, 2021 and the defendants responded on September 10, 2021. There can be no assurance, however, that the Group will be successful. The Group cannot reasonably estimates the amount, or range, of potential losses, if any, related to the lawsuit. Accordingly, the Group has not recorded any liabilities in respect of this lawsuit as of June 30, 2021.

On January 15, 2020, a securities class action lawsuit, making allegations virtually identical with the abovementioned lawsuit filed on February 13, 2020, was filed in the United States District Court for the District of New Jersey. On March 23, 2020, the plaintiff noticed his voluntary dismissal of this case, and on April 8, 2020, the clerk of the Court was ordered to close the case file. As such, this case is now terminated.

Operating lease commitments

The information of lease commitments is provided in Note 10.

BIT MINING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

18.  LOSSES PER SHARE

Basic and diluted losses per share for each of the six months ended 2020 and 2021 presented is calculated as follows:

	2020		2021
	RMB	RMB	RMB	US$	RMB	US$
	Class A	Class B	Class A	Class A	Class B	Class B

Losses per share from continuing operations—basic:
Numerator:
Allocation of net loss from continuing operations attributable to BIT Mining Limited’s ordinary shareholders used in calculating income per ordinary share—basic	(122,658)	(488)	(84,758)	(13,124)	(0.02)	(0.002)

Denominator:
Weighted average number of ordinary shares outstanding used in calculating basic losses per share	428,302,535	1,703,395	542,881,483	542,881,483	99	99
Denominator used for losses per share	428,302,535	1,703,395	542,881,483	542,881,483	99	99
Losses per share from continuing operations — basic	(0.29)	(0.29)	(0.16)	(0.02)	(0.16)	(0.02)

Losses per share from continuing operations—diluted:
Numerator:
Allocation of net loss from continuing operations attributable to BIT Mining Limited’s ordinary shareholders used in calculating loss per ordinary share— diluted	(122,658)	(488)	(84,758)	(13,124)	(0.02)	(0.002)
Reallocation of net loss from continuing operations attributable to BIT Mining Limited’s ordinary shareholders as a result of conversion of Class B to Class A shares	(488)	—	(0.02)	(0.002)	—	—
Net loss from continuing operations attributable to ordinary shareholders	(123,146)	(488)	(84,758)	(13,124)	(0.02)	(0.002)

Denominator:
Weighted average number of ordinary shares outstanding used in calculating basic losses per share	428,302,535	1,703,395	542,881,483	542,881,483	99	99
Conversion of Class B to Class A ordinary shares	1,703,395	—	99	99	—	—
Denominator used for losses per share	430,005,930	1,703,395	542,881,582	542,881,582	99	99
Losses per share from continuing operations—diluted	(0.29)	(0.29)	(0.16)	(0.02)	(0.16)	(0.02)

Losses from continuing operations per ADS:
Denominator used for losses per ADS - basic	42,830,254	—	54,288,148	54,288,148	—	—
Denominator used for losses per ADS - diluted	43,000,593	—	54,288,158	54,288,158	—	—
Losses from continuing operations per ADS – basic	(2.86)	—	(1.56)	(0.24)	—	—
Losses from continuing operations per ADS – diluted	(2.86)	—	(1.56)	(0.24)	—	—

19.  EQUITY TRANSACTIONS

The authorized share capital consisted of 2,000,000,000 ordinary shares at a par value of US$0.00005 per share, of which 1,599,935,000 shares were designated as Class A ordinary shares, 65,000 shares as Class A preference shares and 400,000,000 as Class B ordinary shares. The rights of the holders of Class A and Class B ordinary shares are identical, except with respect to voting and conversion rights. Each share of Class A ordinary shares is entitled to one vote per share and is not convertible into Class B ordinary shares under any circumstances. Each share of Class B ordinary shares is entitled to ten votes per share and is convertible into one Class A ordinary share at any time by the holder thereof. Preference Share is equal to that of 10,000 Class A ordinary shares and cannot be converted into Class A ordinary shares, Class B ordinary shares, or ADRs; and are not entitled to receive dividends

BIT MINING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

19.  EQUITY TRANSACTIONS (continued)

For the six months ended June 30, 2020, 13,000 share options were exercised at the exercise prices of US$0.2 per share, resulting in the issuance of 13,000 Class A ordinary shares at US$0.00005 each for an aggregate consideration of US$2.6. During the six months ended June 30, 2020, 10,000,000 Class B ordinary shares were converted to Class A ordinary shares. As of June 30, 2020, 430,014,792 and 99 Class A and Class B ordinary shares were issued and outstanding, respectively.

For the six months ended June 30, 2021, 3,508,990 share options were exercised at the exercise prices of US$0.2 per share resulting in the issuance of 3,508,990 Class A ordinary shares at US$0.00005 each for an aggregate consideration of US$2,496, and 28,884,300 restricted shares were vested and exercised without exercise prices. For the six months ended June 30, 2021, 141,809,258 Class A ordinary shares were issued for private placement and business combinations. As of June 30, 2021, 604,330,240 and 99 Class A and Class B ordinary shares were issued and outstanding, respectively.

The Company’s Board of Directors has appointed Mr. Man San Vincent Law as its Executive Director, effective as of April 5, 2021, and authorized the Company to issue 65,000 Class A preference shares (the “Preference Shares”) at US$1.0 per share, for a total consideration of US$65,000, to Good Luck Capital Limited (“Good Luck”), a company wholly-owned by Mr. Law. Following the issuance of the Preference Shares, Mr. Man San Vincent Law’s aggregate voting power increased from approximately 17.66% to approximately 60.28% (based on the Company’s total outstanding share capital as of March 31, 2021 and assuming issuance of all shares under the Share Exchange Agreement). The following is a summary of the key terms associated with the Preference Shares.

(1)  The voting power of each Preference Share is equal to that of 10,000 Class A ordinary shares of the Company, subject to proportional reduction commensurate with the number of Class A ordinary shares beneficial owned by Good Luck;

(2)  The Preference Shares cannot be converted into Class A ordinary shares, Class B ordinary shares, or ADRs;

(3)  The Preference Shares are not entitled to receive dividends;

(4)  If Good Luck transfers the Preference Shares to a third party which is not an affiliate of Good Luck, or when Good Luck ceases to be controlled by any person holding executive office in or being a member of the board of director of the Company, Class A Preference Shares shall cease to have any voting right and

(5)  If Mr. Law ceases to serve as a director of the Company, the Company shall be entitled to redeem the Class A Preference Shares at the original subscription price.

BIT MINING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

20.  FAIR VALUE MEASUREMENT

As of December 31, 2020 and June 30, 2021, information about inputs into the fair value measurement of the Group’s assets and liabilities that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

Fair value measurement
at December 31, 2020
Quoted prices
		in active	Significant
	Total fair	markets for	other	Significant
	value at	identical	observable	unobservable
	December 31,	assets	inputs	inputs
	2020	(Level 1)	(Level 2)	(Level 3)
	RMB	RMB	RMB	RMB
Description
Assets
Cash equivalents
Wealth management products	232,579	—	232,579	—

Total Assets	232,579	—	232,579	—

			Fair value measurement
			at June 30, 2021
			Quoted prices
			in active	Significant
	Total fair		markets for	other	Significant
	value at		identical	observable	unobservable
	June 30,		assets	inputs	inputs
	2021		(Level 1)	(Level 2)	(Level 3)
	RMB	US$	RMB	RMB	RMB
Description
Assets
Cash equivalents
Wealth management products	1,196	185	—	1,196	—

Total Assets	1,196	185	—	1,196	—

Liabilities
Cryptocurrency assets borrowings	38,508	5,964	—	38,508	—
Contingent consideration liability	99,137	15,354	—	—	99,137
Total liabilities	137,645	21,318	—	38,508	99,137

BIT MINING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

20.  FAIR VALUE MEASUREMENT (continued)

The Group measured the fair value of its weath management products based on alternative pricing sources and models utilizing market observable inputs and has classified those as level 2 measurement.

The Group’s financial liability based on Level 2 inputs consists of cryptocurrency assets borrowings, as derivative instruments, including bitcoin, ether and other kinds of cryptocurrencies borrowed from third parties. The Group measures the fair value of its derivative contract by taking the quoted prices from price aggregator websites, which the Group considers to be a Level 2 fair value input under ASC 820 “Fair Value Measurements and disclosures”.

The Group’s financial liability based on Level 3 inputs consists of a contingent consideration arrangement related to the acquisition of BTC.com Pool Business. The Company is contractually obligated to pay contingent consideration payments to Blockchain Alliance Holding if BTC.com Pool Business realizes certain net profit.

The Group measures certain financial assets, including the investment under the measurement alternative method and equity method at fair value on a nonrecurring basis only if they were determined to be impaired on an other-than-temporary basis. The Group’s non-financial assets, such as intangible assets, cryptocurrency assets goodwill and property and equipment, would be measured at fair value when an impairment charge is recognized.

21.  SEGMENT REPORTING

The Group continually monitors the reportable segments for changes in facts and circumstances to determine whether changes in the identification or aggregation of operating segments are necessary. In December 2020, the Group announced the entrance into the cryptocurrency industry. As of June 30, 2021, the Group have completed the transformation of its business to become a cryptocurrency mining enterprise. In accordance with ASC topic 280, “Segment Reporting”, the Group’s chief operating decision maker has been identified as the Board of Directors and the chief executive officer, who makes resource allocation decisions and assesses performance based on the different business operating results instead of the previously geographic location operating results. As a result, the Group has three reportable segments, including the Mining pool business which acquired, the data center business, the cryptocurrency mining and others consisting of online gaming in Europe and the sport information services. Neither of these operating segments were individually reportable; therefore, we combined them in “Others” in accordance with ASC 280.

BIT MINING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

21.  SEGMENT REPORTING (continued)

The following table presents summary information by segment for the six months ended June 30, 2020 and 2021, respectively.

	For the six months ended June 30,
	2020	2021	2021
	RMB	RMB	US$
Repotable segment revenue:
Mining pool	—	2,729,901	422,808
Data center	—	73,762	11,424
Cryptocurrency mining	—	73,462	11,378
Other revenue	6,712	16,353	2,533
Total segment and consolidated revenue	6,712	2,893,478	448,143
Repotable segment cost of revenue-exclusive depreciation and amortization:
Mining pool	—	(2,675,915)	(414,447)
Data center	—	(55,315)	(8,567)
Cryptocurrency mining	—	(31,130)	(4,821)
Others	(7,092)	(12,370)	(1,916)
Total segment and consolidated cost of revenue-exclusive depreciation and amortization	(7,092)	(2,774,730)	(429,751)
Repotable segment cost of revenue-depreciation and amortization:
Mining pool	—	(7,966)	(1,234)
Data center	—	(10,398)	(1,610)
Cryptocurrency mining	—	(24,828)	(3,845)
Others	(1,508)	(979)	(152)
Total segment and consolidated cost of revenue-depreciation and amortization	(1,508)	(44,171)	(6,841)
Total segment and consolidated cost	(8,600)	(2,818,901)	(436,592)
Reconciling items:
Operating expenses	(90,505)	(83,574)	(12,943)
Other operating income	4,544	1,140	177
Government grant	341	121	19
Other operating expenses	(1,606)	(2,499)	(387)
Net loss on disposal of cryptocurrencies	—	(55,618)	(8,614)
Impairment of cryptocurrencies	—	(57,331)	(8,879)
Changes in fair value of derivative instrument	—	5,409	838
Operating loss	(89,114)	(117,775)	(18,238)
Other income, net	741	2,921	452
Interest income	4,945	636	99
Interest expense	—	(4,767)	(738)
Loss from equity method investments	(7,980)	(8,772)	(1,359)
Gain on previously held equity interest	—	36,142	5,598
Impairment of long-term investments	(33,706)	—	—
Gain from disposal of a subsidiary	—	1,227	190
Income tax benefit	3,653	—	—
Net loss	(121,461)	(90,388)	(13,996)

BIT MINING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

22.  SUBSEQUENT EVENTS

Deployment of Ethereum Mining Operations

The Group has commenced ethereum mining operations outside of mainland China, with a theoretical maximum total hash rate capacity of 960 GH/s deployed as of today. The Group currently produce approximately 17 ethereum per day. Ethereum mining machines with a total hash rate capacity of 4,800 GH/s are expected to be deployed by the end of October 2021. The ethereum mining operations will be expected to bring considerable revenue for the Group in the third quarter of 2021.

International Strategy of Cryptocurrency Mining

As of today, the theoretical maximum total hash rate capacity of bitcoin mining machines of the Group is approximately 1,189.6 PH/s. As of today, the Group have delivered 7,849 bitcoin mining machines with a total hash rate capacity of 292.7 PH/s to Kazakhstan, of which 3,245 bitcoin mining machines, with a total hash rate capacity of 126.75 PH/s, have been deployed at data centers in Kazakhstan and 4,604 bitcoin mining machines are waiting to be deployed. As of today, the Group have delivered 4,300 bitcoin mining machines with a total hash rate capacity of 258.6 PH/s to USA. The Group has adopted a development strategy to focus on expanding its cryptocurrency mining operations internationally.

In terms of data center business, the Group has announced that it has entered into several term sheets to invest in cryptocurrency mining data centers internationally. The Group is now in the process of constructing one of the new data centers outside of mainland China, which is expected to begin operation late in the third quarter of 2021. In the meantime, the Company is proactively seeking additional high-quality mining resources to better execute its international development strategy.

Private Placement of US$50 million

In July 2021, the Company have completed the private placement of of 100,000,000 Class A ordinary shares and warrants to purchase up to an additional 100,000,000 Class A ordinary shares, at a purchase price of US$5.00 per ten Class A ordinary shares, with one warrant included in the price of each Class A ordinary share. The private placement resulted in gross proceeds to the Company of $50.0 million before the deduction of placement agent fees and expenses and offering expenses payable by the Company. The warrants have a term of three years, are exercisable six months following their issuance date and have an exercise price of US$6.81 per ten Class A ordinary shares. Ten Class A ordinary shares can be converted into one American depositary share of the Company (collectively, the “ADSs”) if certain conditions are satisfied.

Removal of VIE Structure and Disposal of Chinese Lottery Business

The Group have previously conducted the lottery business in China through a series of contractual arrangements with Shenzhen Youlanguang Science and Technology Co., Ltd., Shenzhen E-Sun Network Co., Ltd., and Shenzhen Guangtiandi Science and Technology Co., Ltd. (collectively, the “lottery business related VIEs”), and their respective shareholders. On July 23, 2021, the Group announced its decision to dispose of its Chinese lottery related business and the Group terminated all of its lottery business-related VIE contracts. The lottery business-related VIE subsidiaries will be deconsolidated and their financial results will no longer be included in the Group’s consolidated financial statements as a result of eliminating the VIE structure.

On July 23, 2021, Loto Shenzhen, a subsidiary of Loto Interactive, terminated all contractual arrangements with Zhejiang Keying. The shareholders of Zhejiang Keying entered into an equity transfer agreement with Loto Shenzhen to transfer all of Zhejiang Keying’s equity interests to Loto Shenzhen. As of September 30, 2021, Zhejiang Keying is in the process of completing the business registration of equity changes. The shareholders of Zhejiang Keying also executed a letter of undertaking in favor of Loto Shenzhen and undertook to transfer all assets held by Zhejiang Keying to Loto Shenzhen in the event that the equity transfer could not be completed. The Group believes that the completion of the business registration of the equity changes of Zhejiang Keying is probable and Loto Shenzhen still effectively controls Zhejiang Keying based on the above arrangements despite the termination of the VIE arrangements.